Exhibit 2.1

EXECUTION COPY

STOCK PURCHASE AGREEMENT

Between

ALPHA FRONTIER LIMITED

as “Purchaser,”

CAESARS INTERACTIVE ENTERTAINMENT, INC.

as “Seller,”

and

for certain limited purposes described herein,

CAESARS GROWTH PARTNERS, LLC

and

CIE GROWTH, LLC

as “Guarantors”

Dated as of July 30, 2016

i

ANNEX

Annex A	Form of Assignment Agreement
Annex B	Equity Commitment Letters
Annex C	Form of Patent License Agreement
Annex D	Form of Trademark Sublicense Agreement
Annex E	Form of WSOP License Agreement
Annex F	Form of Indemnity Escrow Agreement
Annex G	Sample Net Working Capital Calculation
Annex H	Excluded Assets
Annex I	Restructuring Steps
Annex J	Transition Services

STOCK PURCHASE AGREEMENT

This STOCK PURCHASE AGREEMENT (this “Agreement”), dated as of July 30, 2016, by and among Alpha Frontier Limited, a Cayman Islands exempted company (“Purchaser”), Caesars Interactive Entertainment, Inc., a Delaware corporation (“Seller”), and, solely for the purposes of Article X, Caesars Growth Partners, LLC, a Delaware limited liability company, and CIE Growth, LLC, a Delaware limited liability company (collectively, “Guarantors”). All capitalized terms used but not defined herein shall have the meanings specified in Article I.

RECITALS

WHEREAS, following the Restructuring, Seller will own all of the issued and outstanding capital stock of the Delaware corporation identified as “New CIE” on Annex I to be formed in the Restructuring (the “Company”) (the “Shares”), which in turn will own, directly or indirectly, all of the issued and outstanding equity interests in the Acquired Subsidiaries;

WHEREAS, Seller desires to sell, and Purchaser desires to purchase, all of Seller’s right, title and interest in and to the Shares on the terms and conditions contained herein;

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to Purchaser’s willingness to enter into this Agreement, certain employees of the Acquired Companies identified on Schedule A (each, a “Named Employee”) have executed a non-competition and non-solicitation agreement (a “Non-Competition Agreement”);

WHEREAS, prior to the Closing, Seller will undertake the mutually interdependent Restructuring in order to transfer the Business to the Company and enable Seller to retain the Excluded Assets; and

WHEREAS, the parties desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound, the parties hereto agree as follows:

ARTICLE I.

DEFINITIONS

Section 1.01 Certain Defined Terms

For purposes of this Agreement:

“2009 CIE Transaction” means the 2009 transaction in which CEOC transferred the WSOP trademark and certain associated Intellectual Property Rights to Seller.

“2011 CIE Transaction” means the 2011 transaction in which CEOC transferred the right to host WSOP-branded poker tournaments to Seller.

“Acquired Companies” means the Company and the Acquired Subsidiaries.

“Acquired Subsidiary” means the Subsidiaries of the Company, but excluding any Subsidiary included in the Excluded Assets.

“Action” means any claim, action, suit, arbitration, inquiry, proceeding or investigation by or before any Governmental Authority.

“Affiliate” means, with respect to any specified Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person. As used in this definition, “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly or as trustee, personal representative or executor, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, as trustee, personal representative or executor, by contract or otherwise. With respect to Seller and the Acquired Companies, Affiliates shall not include any stockholders of Parent or Caesars Entertainment Corporation, including Hamlet Holdings, LLC, or any Affiliates of such stockholders, including Apollo Global Management, LLC, TPG Capital LP and their respective Affiliates.

“Alternative Proposal” means any bona fide proposal or offer made by any Person for (a) a merger, reorganization, share exchange, consolidation, business combination, recapitalization, dissolution, liquidation or similar transaction involving the Acquired Companies; (b) the acquisition by any Person of all or substantially all of the Assets; or (c) the acquisition by any Person of a majority of the Shares, in each case whether in one or a series of related transactions.

“Antitrust Laws” means the HSR Act, the Sherman Antitrust Act of 1890, as amended, and the rules and regulations promulgated thereunder, the Clayton Act of 1914, as amended, and the rules and regulations promulgated thereunder, and any other Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.

“Assets” means the assets and properties of the Acquired Companies, including following the Restructuring, any assets transferred to the Acquired Companies pursuant to the Restructuring, but excluding the Excluded Assets.

“Assignment Agreement” means the assignment agreement evidencing the transfer to Purchaser or its designee of the Shares, substantially in the form attached hereto as Annex A.

“Audited Business Financial Statements” means the audited consolidated financial statements of the Business for the year ended December 31, 2015 and December 31, 2014.

“Audited Interim Business Financial Statements” means the audited consolidated financial statements of the Business for the six-month periods ending June 30, 2016 and June 30, 2015.

“Bankruptcy Court” means the United States Bankruptcy Court for the Northern District of Illinois.

“Bankruptcy Release Event” means (a) any (i) Final Order or other final action issued or taken by an appropriate Governmental Authority or (ii) settlement, release or other agreement, in each case that results in Purchaser, the Acquired Companies and their Affiliates being fully and finally released from any and all Liability arising out of or relating to the WSOP Claims; (b) a Final Order is entered in any Action with respect to the WSOP Claims to which the Seller, Purchaser or any of their respective Affiliates is a party and such Final Order dismisses the WSOP Claims in full with prejudice in such a manner as to have a preclusive effect on any other WSOP Claims being pursued or continued against Purchaser, the Acquired Companies or any of their respective Affiliates; (c) a judgment is entered in any Action with respect to the WSOP Claims to which the Seller, Purchaser or any of their respective Affiliates is a party, the judgment becomes a Final Order, and the Seller or any Affiliate satisfies the judgment in full, so that satisfaction of such judgment by Seller or any Affiliate will have a preclusive effect on any other WSOP Claims being pursued or continued against Purchaser, the Acquired Companies or any of their respective Affiliates; or (d) the substantial consummation of a plan of reorganization for the CEOC Debtors which provides that the Purchaser, the Acquired Companies and their respective Affiliates are fully and finally released from any Liability arising out of or relating to the WSOP Claims; provided that either (i) the time to file a notice of appeal from the order confirming such plan of reorganization has elapsed without any notice of appeal being filed or (ii) any appeal from the order confirming such plan of reorganization could not have the effect of reversing or rendering unenforceable either the plan confirmation order in its entirety or the release of any of the Purchaser, the Acquired Companies or any of their respective Affiliates thereunder.

“Business” means the social and mobile games business of the Seller as of the date hereof, including development and marketing activities with respect to the Acquired Titles.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in Los Angeles, California.

“Cash and Cash Equivalents” means the aggregate cash and cash equivalents in the Acquired Companies’ accounts determined in accordance with GAAP.

“CEOC” means Caesars Entertainment Operating Company, Inc., a Delaware corporation.

“CEOC Debtors” means Caesars Entertainment Operating Company, Inc., a Delaware corporation, and affiliated debtors and debtors-in-possession in the Chapter 11 Cases.

“Chapter 11 Cases” means the chapter 11 cases captioned In re Caesars Entertainment Operating Company, Inc., Case No. 15-01145 (ABG) pending in the Bankruptcy Court.

“Closing Net Working Capital Overage” means the amount, if any, by which the Closing Net Working Capital is greater than the Target Net Working Capital.

“Closing Net Working Capital Shortage” means the amount, if any, by which the Closing Net Working Capital is less than the Target Net Working Capital.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Debt” means Indebtedness of the Acquired Companies outstanding as of immediately prior to the Closing.

“Company Intellectual Property” means all Intellectual Property owned or purported to be owned by the Acquired Companies, including following the Restructuring such Intellectual Property transferred to the Acquired Companies pursuant to the Restructuring.

“Company IP Agreements” means all (a) Inbound Company IP Agreements and (b) Outbound Company IP Agreements. The Company IP Agreements include all agreements with any provider of a platform through which Company Products are distributed or made available to end users.

“Company Privacy Policies” means, collectively, any and all of the Company’s written data privacy and security policies, whether applicable internally, or published on Company Websites or otherwise made available in writing by the Company to any Person.

“Company Products” means all products or services currently being produced, marketed, licensed, sold, distributed or performed by or on behalf of the Business and the product described on Section 1.01(a) of the Disclosure Schedule.

“Company Source Code” means, collectively, any software source code or database specifications or designs, or any material proprietary information or algorithm contained in or relating to any software source code or database specifications or designs, of any Company Intellectual Property or Company Products.

“Company Transaction Expenses” means the fees, costs and expenses incurred by the Acquired Companies in connection with the negotiation, preparation and performance of, and compliance with the terms of, this Agreement and the Escrow Agreements and the consummation of the transactions contemplated hereby and thereby to the extent unpaid as of the Closing, including the legal, investment banking, accounting and other fees, costs and expenses incurred by the Company.

“Company Websites” means all web sites owned, operated or hosted by an Acquired Company or through which an Acquired Company conducts the Business (including those web sites operated using the domain names listed in Section 4.11(b) of the Disclosure Schedule).

“Deposit Escrow Agreement” means the Escrow Agreement entered into by the parties and the Escrow Agent, dated as of July 28, 2016, with respect to the Deposit.

“Disclosure Schedule” means the disclosure schedule delivered with and attached hereto.

“Environmental Law” means any federal, state, local statute, law, ordinance, regulation, rule, code, order, consent decree or judgment, in each case in effect as of the date hereof, relating to pollution or protection of the environment.

“Equity Commitment Letters” means the equity financing commitment letters attached as Annex B, entered on or prior to the date hereof between Purchaser and the investment funds named therein, each naming Seller as an express third party beneficiary and pursuant to which such investment funds have committed, subject only to the Financing Conditions set forth therein, to invest or cause to be invested in the equity capital of Purchaser the amount set forth therein for the purposes of financing the transactions contemplated hereby, including the Closing Date Payments.

“Equity Financing” means the equity financing incurred or to be incurred pursuant to the Equity Commitment Letters.

“Equity Financing Documents” means the agreements, documents and certificates contemplated by the Equity Financing.

“ERISA Affiliate” means any Person that would be treated as a single employer with the Seller, an Acquired Company or one of their respective Affiliates under Section 414 of the Code or Section 4001(b) of ERISA.

“Escrow Agent” means U.S. Bank National Association, a national banking association.

“Estimated Net Working Capital Overage” means the amount, if any, by which the Estimated Net Working Capital is greater than the Target Net Working Capital.

“Estimated Net Working Capital Shortage” means the amount, if any, by which the Estimated Net Working Capital is less than the Target Net Working Capital.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Final Order” means an order or judgment of the Bankruptcy Court (or any other court of competent jurisdiction) entered by the clerk of the Bankruptcy Court (or such other court) on the docket in the Chapter 11 Cases (or the docket of such other court) that is and remains in full force and effect, has not been modified, amended, reversed, vacated or stayed and as to which (a) the time to appeal, petition for certiorari, or move for a new trial, re-argument or rehearing has expired and as to which no appeal, petition for certiorari or motion for new trial, re-argument or rehearing shall then be pending or (b) if an appeal, writ of certiorari new trial, re-argument or rehearing thereof has been sought, such order or judgment of the Bankruptcy Court (or other court of competent jurisdiction) shall have been affirmed by the highest court to which such order was appealed, or certiorari shall have been denied, or a new trial, reargument or rehearing shall have been denied or resulted in no modification of such order, and the time to take any further appeal, petition for certiorari or move for a new trial, re-argument or rehearing shall have expired, as a result of which such order shall have become final in accordance with Rule 8002 of the Federal Rules of Bankruptcy Procedure; provided that the possibility that a motion under Rule 60 of the Federal Rules of Civil Procedure, or any analogous rule under the Federal Rules of Bankruptcy Procedure, may be filed relating to such order, shall not in and of itself cause an order not to be a Final Order.

“Financing Conditions” means, with respect to the Equity Financing, the conditions precedent set forth in Section 2 of Annex B.

“Financing Failure Event” means any of the following (a) the commitments with respect to all or any portion of the Equity Financing expiring or being terminated, (b) for any reason, all or any portion of the Equity Financing becoming unavailable, (c) a breach or repudiation or threatened or anticipated breach or repudiation by any party to any of the Equity Commitment Letters or (d) any Person party to an Equity Commitment Letter or any Affiliate or agent of such Person shall allege in writing that any of the events set forth in clause (a) through (c) has occurred and as a result of the occurrence of all such events under clauses (a) through (d), the amount of funding committed under the then outstanding Equity Commitment Letters with respect to which no event under clauses (a) through (d) shall have occurred will not be sufficient in the aggregate to provide the amount of funds that is required in order for Purchaser to consummate the transactions contemplated hereby.

“Financing Sources” means the entities that have committed to provide any part of the Equity Financing in connection with the transactions contemplated hereby, including the parties to any joinder agreements, together with their respective Affiliates, and their respective Affiliates’ officers, directors, employees, agents and representatives and their respective successors and assigns.

“GAAP” means United States generally accepted accounting principles.

“Government Consents” means any material consents required to be obtained from any Governmental Authority in order to consummate the transactions contemplated by this Agreement, including the expiration or termination of any applicable waiting period under the HSR Act or approval or clearance under any other Antitrust Law.

“Governmental Authority” means any federal, state, local or other government, governmental, regulatory or administrative authority, agency or commission or any court, tribunal, or judicial or arbitral body.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Inbound Company IP Agreements” means licenses of Intellectual Property to the Acquired Companies from any third party.

“Indebtedness” of any Person means, without duplication, (a) all indebtedness for borrowed money, including the amount of accrued and unpaid interest on such indebtedness and any fees, prepayment or other penalties payable in connection with the repayment of such indebtedness; (b) all obligations issued, undertaken or assumed as the deferred purchase price of property or services (other than trade payables and accrued liabilities entered into in the Ordinary Course of Business); (c) all non-contingent reimbursement or payment obligations with respect to surety instruments; (d) all obligations evidenced by notes, bonds, debentures or similar instruments, including obligations so evidenced incurred in connection with the acquisition of property, assets or businesses; (e) all indebtedness created or arising under any conditional sale or other title retention agreement, or incurred as financing, in either case with respect to property acquired by the Person (even though the rights and remedies of the seller or bank under such agreement in the event of default are limited to repossession or sale of such property); (f) all capitalized lease obligations; (g) all net obligations with respect to swap contracts; and (h) all guaranty obligations in respect of indebtedness or obligations of others of the kinds referred to in clauses (a) through (g) above. Notwithstanding anything to the contrary contained herein, Indebtedness shall not include any amounts due or to be paid, including all retention awards pursuant to the Retention Bonus Agreement by and among SMG Homerun UK Ltd., Seller, Pacific Interactive UK Limited, TG Europe Pty Ltd., Total Market Holdings Corp., Omri Mordechai Shitreet, Insynergy Holdings Limited and Trevor Ginsberg or pursuant to the Homerun Ltd. Retention Bonus Plan.

“Indemnified Party” means a Purchaser Indemnified Party or a Seller Indemnified Party, as the case may be.

“Indemnifying Party” means Seller and Guarantors pursuant to Section 10.02 and Purchaser pursuant to Section 10.03, as the case may be.

“Intellectual Property” means (a) Intellectual Property Rights and (b) Proprietary Information and Technology.

“Intellectual Property Rights” means all United States and foreign (a) patents and patent applications, (b) trademarks, service marks, trade names, and trade dress, together with the goodwill associated exclusively therewith, (c) Internet domain names, (d) copyrights, including copyrights in computer software, (e) trade secrets and confidential information, and (f) registrations and applications for registration of the foregoing.

“IRS” means the United States Internal Revenue Service.

“Israeli Tax Refunds” means (a) the refund relating to the Playtika 2014 audit assessment as a result of the Q2 2016 Playtika rollforward, which is expected to equal $3,982,851, (b) the refund relating to the Playtika 2015 receivable as a result of the Q2 2016 Playtika rollforward, which is expected to equal $5,185,197, (c) the refund relating to the 2015 CIE Canada multimedia credit as a result of the 2015 CIE Canada rollforward, which is expected to equal $1,273,918 and (d) the refund relating to the 2016 CIE Canada multimedia credit as a result of the Q2 2016 ASC 740 rollforward, which is expected to equal $552,956.

“ITA” means the Israel Tax Authority.

“ITO” means the Israeli Income Tax Ordinance (New Version), 5721 – 1961, together with all amendments thereto and all regulations promulgated thereunder.

“Law” means any federal, state, local, foreign or supranational law, statute, code, ordinance, rule, regulation, judgment, order, injunction, decree, agency requirement, license, notice, guidance, guideline, treaty, ruling or permit or other requirements of any Governmental Authority having the force of law or any legal requirements arising under common law principles of law or equity.

“Lease” means any lease, sublease or occupancy agreement with respect to any Leased Real Property.

“Leased Real Property” means any real property leased, subleased or occupied under any occupancy agreement by the Acquired Companies as lessor, lessee or occupant, including following the Restructuring, such property transferred pursuant to the Restructuring.

“Liability” means any and all liabilities and obligations of any kind or nature, whether accrued or fixed, absolute or contingent, matured or unmatured, or determined or determinable.

“Liens” means all liens, mortgages, easements, charges, restrictions, claims, security interests, pledges, options or other encumbrances of any nature.

“Loss” means any loss, damage, claim, cost and expense, interest, award, judgment or penalty (including reasonable attorneys’ fees and expenses) actually suffered or incurred. For purposes of Article X and Article XI, Losses shall (a) be net of (i) insurance or other recoveries actually received by the Indemnified Party or its Affiliates in connection with the facts giving rise to the right of indemnification pursuant to Article X and (ii) any Tax benefit available to the Indemnified Party or its Affiliates arising in connection with the accrual, incurrence or payment of any such Losses, net of any Tax Cost actually realized by the Indemnified Party in the taxable period in which the Indemnification was made, and (b) not include any punitive or special damages (except to the extent paid by an Indemnified Party to a third party); provided that Losses shall not include lost profits except to the extent reasonably foreseeable and demonstrable based on the operation of the Business as of the Closing, and determined to be the most appropriate measure of damages under the circumstances. For purposes of this definition, (x) “Tax benefit” means any refund of Taxes paid or actual reduction in the amount of Taxes which otherwise would be owed by the Indemnified Party, in each case computed at the highest marginal tax rates applicable to the recipient of such benefit, and (y) “Tax Cost” means the actual increase of Taxes resulting from an increase in income or gain, or decrease in the deductions, losses or tax credits that the Indemnified Party or any subsidiary or other affiliated entity thereof actually reported or took into account as a result of the Loss (other than by way of any reduction in basis) in the taxable period (or portions thereof) in which the Loss occurred; provided that “Tax Cost” shall exclude any Taxes for which Purchaser has been indemnified pursuant to Section 10.02(a) of this Agreement.

“Maintenance Account” means an account in the name of the Seller or CIE Growth, LLC into which only the proceeds of the Net Purchase Price are deposited and which contains no other assets from the Seller or its Affiliates.

“Maintenance Funds” means the amount on deposit from time to time in the Maintenance Account.

“Material Adverse Effect” means any event, circumstance, change or effect that is or is reasonably likely to become materially adverse to the results of operations or the condition (financial or otherwise) of the Business; provided that none of the following, either alone or in combination, shall be considered in determining whether there has been a “Material Adverse Effect”: (a) events, circumstances, changes or effects that generally affect the industry or markets in which the Business operates (including legal and regulatory changes) so long as such changes or conditions do not adversely affect the Business, in a materially disproportionate manner relative to other similarly situated participants in the industries or markets in which they operate; (b) any change in national or international political, economic or social conditions or the securities markets, including events, circumstances, changes or effects caused by any outbreak or escalation of war, act of foreign enemies, hostilities, terrorist activities, or acts of nature so long as such changes or conditions do not adversely affect the Business, in a materially disproportionate manner relative to other similarly situated participants in the industries or markets in which they operate; (c) any failure by the Business to meet any estimates or expectations of the Business’ revenue, earnings or other financial performance or results of operations for any period or any failure by the Business to meet any internal budgets, projections, plans or forecasts of their revenues, earnings or other financial performance or results of operations (it being understood that the underlying cause of such decline, change or failure may be taken into account when determining whether a “Material Adverse Effect” has occurred or would be reasonably likely to occur); (d) changes or effects resulting from the consummation of the transactions contemplated by, or the announcement of the execution of, this Agreement, including any resulting losses of employees; (e) any changes in Laws or accounting requirements or principles or the interpretations thereof so long as such changes do not adversely affect the Business in a materially disproportionate manner relative to other similarly situated participants in the industries or markets in which they operate; (f) any matter expressly set forth in the Disclosure Schedule for which the applicability of such disclosure to the type of event, circumstance, change or effect covered in this definition is reasonably apparent on the face of such disclosure; (g) any suit, claim, request for indemnification or proceeding brought by any current or former stockholders of the Acquired Companies (on their own behalf or on behalf of the Acquired Companies) for breaches of fiduciary duties, violations of the securities Laws or otherwise in connection with this Agreement or the transactions contemplated hereby; (h) the performance by the Acquired Companies of their obligations under this Agreement; and (i) any circumstance, change or effect that results from any action taken pursuant to this Agreement, at the request of Purchaser or as required by Law.

“Net Purchase Price” means (a) the sum of the Deposit and the Estimated Adjusted Purchase Price less (b) the amount needed for Permitted Non-CEOC Uses on and as of the Closing Date.

“Net Working Capital” as of any date or time means (a) the combined current Assets of the Acquired Companies as of such date or time, excluding (i) Cash and Cash Equivalents and (ii) Tax assets, minus (b) the combined current Liabilities of the Acquired Companies as of such date or time, excluding (i) amounts payable by the Acquired Companies under any severance, retention or transaction arrangements payable solely as a result of or contingent upon the consummation of the transactions contemplated hereby, (ii) Liabilities described in Section 6.01(d)(i) of the Disclosure Schedules up to the amount set forth therein, (iii) all Company Transaction Expenses and Company Debt, (iv) amounts payable to related parties, (v) Tax liabilities, and (vi) share-based payment liabilities.

“Open Source Materials” means software or other material that is distributed as “free software,” “open source software” or under similar licensing or distribution terms (including the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), Apache Software License, any of the Creative Common suits of licenses, and any other licenses identified as open source licenses at www.opensource.org).

“Optionholders” means the holders of Seller Options that are outstanding as of immediately prior to the Closing.

“Ordinary Course of Business” means any action taken by the Acquired Companies if such action is consistent with past practices and is taken in the ordinary course of operations.

“Outbound Company IP Agreements” means licenses of Intellectual Property from the Acquired Companies to third parties.

“Outside Date” means the date that is one hundred and twenty (120) days from the date hereof; provided that if, at such date, there is a Governmental Order that enjoins, prohibits or otherwise restrains the transactions contemplated hereby, or if the Seller has not then obtained a Valid Certificate, Purchaser or Seller may extend the Outside Date by up to ninety (90) additional days in order to use reasonable best efforts to remove such injunction, prohibition or restriction or obtain a Valid Certificate.

“Parent” means Caesars Acquisition Company, a Delaware corporation.

“Patent License Agreement” means the agreement entered into by and between Seller, Playtika and Playtika Santa Monica licensing back to Seller the rights to certain patents held by Playtika and Playtika Santa Monica, substantially in the form attached hereto as Annex C.

“Permit” means any license, franchise or permit with any Governmental Authority required by applicable Law for the operation of the Business.

“Permitted CEOC Uses” means any payment or other use of Maintenance Funds to indemnify Purchaser Indemnified Parties in accordance with Section 10.02(a)(vi) or which the Seller reasonably determines is necessary for the full and final release of any and all Liability arising out of or related to the WSOP Claims, or is otherwise reasonably related to defending, settling or paying any liability related to the WSOP Claims, either alone or together with the other claims asserted by CEOC Debtors, their estates or creditors, including payments, transfers or deposits required in connection with the consummation of a plan of reorganization for the CEOC Debtors which provides for a full and final release of the WSOP Claims.

“Permitted Closing Payments” means payments in connection with Company Transaction Expenses and Company Debt and consideration payable pursuant to Section 2.02, but excluding consideration allocable to CIE Growth, LLC pursuant to its ownership interest in Seller.

“Permitted Investments” means investments in (a) obligations issued by or guaranteed by the United States government or issued by any agency or instrumentality thereof; (b) commercial paper or debt securities with a term of less than one (1) year and an “investment grade” rating at the time of acquisition (a rating in one of the four highest rating categories) from Standard & Poor’s, Moody’s or Fitch’s; (c) investments in time deposit accounts, term deposit accounts, money market deposit accounts, certificates of deposit or bankers’ acceptances issued by an bank organized under the laws of the United States of America or any state thereof or the District of Columbia having a combined capital and surplus of not less than $1,000,000,000; (d) repurchase agreements with a term of not more than ninety (90) days for underlying securities of the types described in clause (a) above; and (e) money market or other funds that invest solely in cash or securities of the type described in (a) through (d) above.

“Permitted Liens” means (a) statutory Liens for current Taxes not yet due or delinquent (or which may be paid without interest or penalties) or the validity or amount of which is being contested in good faith by appropriate proceedings and for which adequate accruals or reserves have been established; (b) mechanics’, materialmen’s, carriers’, workers’, repairers’, warehousemen’s and other similar Liens arising or incurred in the Ordinary Course of Business relating to obligations as to which there is no default on the part of the Company, or the validity or amount of which is being contested in good faith by appropriate proceedings, or pledges, deposits or other Liens securing the performance of bids, trade contracts, leases or statutory obligations (including workers’ compensation, unemployment insurance or other social security legislation); (c) liens imposed or promulgated by Law with respect to real property and improvements, including zoning, entitlement, conservation restriction and other land use and environmental regulations by Governmental Authorities which do not materially interfere with the present use of the Assets; (d) covenants, conditions, restrictions, easements and rights of way (and licenses or claims of the same) and similar encumbrances on real property, whether or not shown by the public records, which do not materially interfere with the present use of the Assets; (e) boundary line disputes, overlaps, encroachments and other matters, whether or not of record, which would be disclosed by an accurate survey or personal inspection which do not materially impair the occupancy or current use of the Assets; (f) rights of parties in possession which do not materially impair the occupancy or current use of the Assets; (g) any supplemental Taxes or assessments not shown by the public records which do not materially interfere with the present use of the Assets; (h) title to any portion of the premises lying within the right of way or boundary of any public road or private road which do not materially impair the occupancy or current use of the Assets; (i) leases, subleases, in-bound and out-bound non-exclusive licenses or sublicenses granted in the Ordinary Course of Business which do not materially interfere with the present use of the Assets; and (j) all other imperfections of title, if any, that do not materially interfere with the present use of the Assets.

“Permitted Non-CEOC Uses” means, without duplication, (a) any amounts necessary to pay any transaction expenses with respect to the transactions contemplated by this Agreement; (b) distributions or payments to any minority shareholder or holder of an equity award of Seller other than Caesars Growth Partners, LLC or its subsidiaries in respect of their pro rata share of any amounts payable by Purchaser pursuant to this Agreement; (c) Permitted Closing Payments in accordance with the Estimated Closing Statement or the Final Closing Statement; (d) a distribution to the owners of the Seller in an amount not exceeding $400,000,000 in order to pay taxes in respect of the transactions contemplated by this Agreement; (e) one or more distributions or advances to CEC or any of its subsidiaries for the payment of professional fees in an aggregate amount not to exceed $200,000,000 and for the support or advancement of a proposed casino project in South Korea in an aggregate amount not to exceed $100,000,000; (f) distributions or payments to any minority shareholder or holder of an equity award of Seller other than Caesars Growth Partners, LLC or its subsidiaries in order to redeem or repurchase such interests or as otherwise required pursuant to the organizational documents of Caesars Growth Partners, LLC or its subsidiaries in effect on the date hereof and provided to Purchaser; (g) any payments to employees of Seller or the Acquired Companies as described on Section 6.01(d) or (e) of the Disclosure Schedule; and (h) distributions to the owners of Seller permitting them to pay their respective U.S. federal, foreign, state or local Tax obligations associated with their ownership interests in Seller; provided that amounts payable in respect of Permitted Non-CEOC Uses shall not exceed $1,850,000,000 in the aggregate.

“Person” means any individual, partnership, firm, corporation, limited liability company, association, trust, unincorporated organization or other entity, as well as any syndicate or group that would be deemed to be a person under Section 13(d)(3) of the Exchange Act.

“Personal Data” means a natural Person’s (including an end user’s or an employee’s) name, street address, telephone number, e-mail address, photograph, social security number, driver’s license number, passport number or user or account number, or any other piece of information that allows the identification of a natural Person or is otherwise considered personally identifiable information or personal data under applicable Law.

“Playtika” means Playtika, Ltd., a company organized under the laws of Israel.

“Post-Closing Tax Period” means any Tax period beginning after the Closing Date and that portion of any Straddle Period beginning after the Closing Date.

“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date and that portion of any Straddle Period ending on the Closing Date.

“Privacy Laws” means (a) each Law applicable to the protection or processing or both of Personal Data, and includes rules relating to the Payment Card Industry Data Security Standards, and direct marketing, e-mails, text messages, or telemarketing; (b) guidance issued by a Governmental Authority that pertains to one of the laws, rules or standards outlined in clause (a); and (c) industry self-regulatory principles applicable to the protection or processing of Personal Data, direct marketing, e-mails, text messages or telemarketing.

“Proprietary Information and Technology” means any and all of the following: works of authorship, computer programs, source code and executable code, whether embodied in software, firmware or otherwise, assemblers, applets, compilers, user interfaces, application programming interfaces, protocols, architectures, documentation, annotations, comments, designs, files, records, schematics, test methodologies, test vectors, emulation and simulation tools and reports, hardware development tools, models, tooling, prototypes, breadboards and other devices, data, data structures, databases, data compilations and collections, inventions (whether or not patentable), invention disclosures, discoveries, improvements, technology, proprietary and confidential ideas and information, know-how and information maintained as trade secrets, tools, concepts, techniques, methods, processes, formulae, patterns, algorithms and specifications, customer lists and supplier lists and any and all instantiations or embodiments of the foregoing or any Intellectual Property Rights in any form and embodied in any media.

“Reference Balance Sheet” means the consolidated balance sheets of Seller as of the Reference Statement Date.

“Reference Statement Date” means December 31, 2015.

“RSU Holders” means the holders of Seller RSUs as of immediately prior to the Closing.

“Securities Act” means the Securities Act of 1933, as amended.

“Section 102” means Section 102(b)(2) of the ITO, together with all amendments thereto and all rules and regulations promulgated thereunder.

“Section 102 Securities” means any Seller Options, Seller RSUs and Seller Warrants intended to be granted pursuant to Section 102, and Shares issued upon exercise or vesting thereof, and any Shares issued under Section 102.

“Section 102 Trustee” means ESOP Management and Trust Services, Ltd., appointed by the Company as the trustee in accordance with the provisions of Section 102.

“Section 3(i) Securities” means any Seller Options, Seller RSUs and Seller Warrants intended to be granted pursuant to Section 3(i) of the ITO, and Shares issued upon exercise or vesting thereof.

“Seller Options” means all outstanding options to acquire shares of common stock of Seller.

“Seller RSUs” means all outstanding restricted stock units of Seller.

“Seller Warrants” means all outstanding warrants to acquire shares of common stock of Seller.

“Specified Seller Affiliate” means Parent and Caesars Entertainment Corporation, a Delaware corporation.

“Straddle Period” means any Tax period beginning before or on and ending after the Closing Date.

“Subsidiary” means, with respect to any specified Person, any other Person of which such specified Person, directly or indirectly through one or more subsidiaries, (a) owns at least 50% of the outstanding equity interests entitled to vote generally in the election of the board of directors or similar governing body of such other Person, or (b) has the power to generally direct the business and policies of that other Person, whether by contract or as a general partner, managing member, manager, joint venturer, agent or otherwise.

“Target Net Working Capital” means $16,870,000.

“Tax” or “Taxes” means any federal, state, local, or foreign income, gross receipts, branch profits, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security, unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated or other tax of any kind whatsoever, including any interest, penalty, or addition thereto.

“Tax Contest” means any audit, other administrative proceeding or inquiry or judicial proceeding involving Taxes.

“Tax Returns” means any and all returns, reports and forms (including declarations, amendments, schedules, information returns or attachments thereto) required to be filed with a Governmental Authority with respect to Taxes.

“to the Knowledge of the Company” or “to the Knowledge of Seller” or similar terms used in this Agreement mean the actual knowledge of the individuals identified on Section 1.01(b) of the Disclosure Schedule.

“Trademark Sublicense Agreement” means the agreement entered into by and between Seller and Playtika relating to certain marks licensed under the Cross Marketing and Trademark License Agreement, by and among CEC, CEOC, Caesars World, Inc., Caesars License Company, LLC and Seller, dated September 29, 2011, substantially in the form attached hereto as Annex D.

“Transaction Tax Deductions” means, without duplication, all items of loss or deduction permitted for U.S. federal income Tax purposes resulting from or attributable to (a) all stay bonuses, sale bonuses, change in control payments, retention payments, synthetic equity or option cancellation payments (including all payments in respect of Seller Options, Seller RSUs and Seller Warrants) or any similar payments made or to be made by or on behalf of any Acquired Company in connection with or resulting from the Closing (or included as a liability in Net Working Capital), including the amount of any employment Taxes; (b) Company Transaction Expenses; and (c) any other portion of the Purchase Price that is in the nature of compensation for U.S. federal income Tax purposes. The parties agree to apply the safe harbor election set forth in IRS Revenue Procedure 2011-29 to determine the amount of permitted deductions for any success based fees.

“Warrant Holders” means the holders of Seller Warrants that are outstanding and unexercised as of immediately prior to the Closing.

“WSOP Claims” means all claims, interests, obligations, rights, suits, damages, causes of action, remedies, and Liabilities whatsoever, including any derivative claims, asserted or assertable by or on behalf of (a) any of the CEOC Debtors, their estates or creditors; or (b) any Person in respect of whom any of the Acquired Companies or, after the Closing, any of their respective Affiliates has an obligation to indemnify, defend and/or hold such Person harmless (including any current or former officer, director, manager, employee or agent of the Acquired Companies or any of their respective Affiliates), in each case based on or relating to, or in any manner arising from, in whole or in part, the Shares, the Assets, the transactions contemplated by this Agreement, the Escrow Account (including the Escrow Amount), the Maintenance Account (including the Maintenance Funds), the 2009 CIE Transaction or the 2011 CIE Transaction.

“WSOP License Agreement” means the WSOP Intellectual Property License Agreement entered into between Seller and Playtika relating to the World Series of Poker marks, substantially in the form attached hereto as Annex E.

Section 1.02 Definitions

The following terms have the meanings set forth in the Sections set forth below:

Term	Section
Acquired Titles	4.21
Adjusted Purchase Price	2.02(a)
Additional Deposit	2.02(b)
Additional Deposit Deadline	2.02(b)
Agreement	Preamble
Auditor	2.06(d)
Author	4.11(d)
Business Financial Statements	4.05
Caesars 401(k) Plan	8.02(c)
Claim Notice	10.05
Closing	2.03
Closing Balance Sheet	2.06(b)
Closing Cash	2.06(b)
Closing Company Debt	2.06(b)
Closing Company Transaction Expenses	2.06(b)
Closing Date	2.03
Closing Date Payments	5.05
Closing Net Working Capital	2.06(b)
Company	Recitals
Company Foreign Plan	4.13(g)
Company Privacy Commitments	4.11(j)
Company Registered Intellectual Property	4.11(b)
Confidential Information	4.11(e)
Continuing Employees	8.02(a)
Covered Persons	8.01(a)
Deductible	10.04(a)
Deposit	2.02(b)
Designated Payor(s)	2.07(a)
Determination Date	2.06(d)
DOJ	6.03(a)
ERISA	4.13(a)
Escrow Account	2.02(c)
Escrow Agreements	2.02(c)
Escrow Amount	2.02(c)
Estimated Adjusted Purchase Price	2.06(a)
Estimated Closing Cash	2.06(a)
Estimated Closing Statement	2.06(a)
Estimated Company Debt	2.06(a)
Estimated Company Transaction Expenses	2.06(a)

Estimated Net Working Capital	2.06(a)
Excluded Assets	6.07
Final Closing Statement	2.06(b)
Final Shortfall	2.06(e)(i)
Final Surplus	2.06(e)(ii)
Financial Statements	4.05
FTC	6.03(a)
Fundamental Representation	10.01
Guarantors	Preamble
Indemnification Contracts	8.01(a)
Indemnification Documents	8.01(a)
Indemnity Escrow Agreement	2.02(c)
Initial Deposit	2.02(b)
Material Contracts	4.16
Named Employee	Recitals
Non-Competition Agreement	Recitals
Non-Disclosure Agreement	6.02(b)
Notice of Disagreement	2.06(d)
Objection Notice	10.05
Per Claim Minimum	10.04(a)
Plans	4.13(a)
Purchase Price	2.02(a)
Purchaser	Preamble
Purchaser Cure Period	11.01(e)
Purchaser Indemnified Party	10.02(a)
Raine	3.05
Release Date	10.09
Restricted Business Employee	6.01(d)
Restricted Period	8.03(a)
Restructuring	6.07
Retained Names and Marks	6.07
SEC	Article III
Section 102 Ruling	6.09
Seller	Preamble
Seller Cure Period	11.01(d)
Seller Indemnified Party	10.03
Shares	Recitals
Survival Period	10.01
Terminating Purchaser Breach	11.01(e)
Terminating Seller Breach	11.01(d)
Third Party Claim	10.05
Threshold	10.04(a)
Transfer Taxes	9.04
Transition Services Agreement	6.10
Valid Certificate	2.02(d)(iii)
Withholding Drop Date	2.02(d)(iv)
Year End Statements	4.05

Section 1.03 Interpretation and Rules of Construction

In this Agreement, except to the extent otherwise provided or that the context otherwise requires:

(a) when a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference is to an Article or Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated;

(b) the table of contents, titles and headings for this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement;

(c) whenever the words “include,” “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation”;

(d) the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement;

(e) all terms defined in this Agreement have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein;

(f) the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms;

(g) references to a Person are also to its successors and permitted assigns;

(h) references to dollars or $ shall, unless otherwise stated herein, are to the legal currency of the United States;

(i) whenever the phrase “transactions contemplated hereby” or “transactions contemplated by this Agreement” is used in this Agreement, it shall be deemed to include the purchase of the Shares and the Restructuring;

(j) whenever the words “day” or “days” are used in this Agreement, they are deemed to refer to calendar days unless expressly stated to be Business Days;

(k) references to “in writing” include electronic transmissions and communications; and

(l) if there is a need to convert U.S. dollars into any non-U.S. currency, or vice versa, the exchange rate shall be that published by the Wall Street Journal three (3) Business Days before the date on which the obligation is paid (or if the Wall Street Journal is not published on such date, the first date thereafter on which the Wall Street

Journal is published), except as otherwise required by applicable Law and the Section 102 Ruling, if obtained (in which case, the exchange rate shall be determined in accordance with such Law and the Section 102 Ruling, if obtained).

ARTICLE II.

PURCHASE AND SALE

Section 2.01 Purchase and Sale of the Shares and Treatment of Seller Options, Seller RSUs and Seller Warrants

(a) Upon the terms and subject to the conditions of this Agreement, at the Closing, Seller hereby agrees to sell, transfer, convey, assign and deliver to Purchaser, and Purchaser hereby agrees to purchase, acquire and accept from Seller, the Shares for the consideration described in Section 2.02.

(b) Upon the terms and subject to the conditions of this Agreement, effective immediately prior to the Closing, Seller may take the actions necessary to cause all unexpired and unexercised Seller Options, Seller RSUs and Seller Warrants that remain outstanding as of the Closing to be deemed fully vested and/or exercisable. Effective immediately prior to the Closing, at Seller’s option, Seller may take the actions necessary to cause the unexercised Seller Options, Seller RSUs and Seller Warrants to be either (i) cancelled and extinguished in consideration for a payment in cash (without interest) determined by Seller to be in accordance with the terms of such Seller Options, Seller RSUs and Seller Warrants and the applicable plans or arrangements pursuant to which they were issued, or (ii) “net exercised” or “net settled” effective immediately prior to the Closing for shares of common stock of Seller in accordance with the terms of such Seller Options, Seller RSUs and Seller Warrants and the applicable plans or agreements pursuant to which they were issued, or (iii) otherwise treated in accordance with the terms of such Seller Options, Seller RSUs and Seller Warrants and the applicable plans or agreements pursuant to which they were issued.

Section 2.02 Purchase Price

(a) In consideration for the sale and delivery of the Shares by Seller, Purchaser shall pay an aggregate sum of $4,400,000,000 USD (the “Purchase Price”), which shall be paid to Seller and the Designated Payor(s), if applicable, in accordance with Section 2.02(d) and the Estimated Closing Statement in cash by wire transfer of immediately available funds, subject to Section 2.02(c), Section 2.05 and Section 2.07. At the Closing, the Purchase Price will be (a) increased or decreased (as applicable) by the Estimated Net Working Capital Overage or the Estimated Net Working Capital Shortage (as applicable), (b) increased by up to $15,000,000 (or such other amount as the parties shall agree) of Estimated Closing Cash, (c) decreased by the Estimated Company Transaction Expenses and (d) decreased by the Estimated Company Debt (such adjusted amount, the “Adjusted Purchase Price”). After the Closing, the parties will determine the Closing Net Working Capital Overage (if any) or Closing Net Working Capital Shortage (if any), and make such payments as provided in Section 2.06.

(b) On or prior to the date hereof, Purchaser shall deposit with the Escrow Agent $150,000,000 USD (the “Initial Deposit”), to be held by the Escrow Agent pursuant to this Agreement and the Deposit Escrow Agreement. Prior to 11:59 P.M. Pacific Time on August 8, 2016 (the “Additional Deposit Deadline”), Purchaser shall deposit with the Escrow Agent an additional $150,000,000 USD (the “Additional Deposit”, and together with the Initial Deposit, the “Deposit”), Upon the Closing, the Deposit and the interest accrued thereon shall be credited against the Purchase Price and shall be promptly released by the Escrow Agent and paid to Seller (or its applicable designee) pursuant to the terms of the Deposit Escrow Agreement. Upon the termination of this Agreement, the Deposit, or the Initial Deposit, as applicable, and the interest accrued thereon shall be promptly released and payable by the Escrow Agent to Purchaser or Seller, as applicable, pursuant to Section 11.03 and the terms of the Deposit Escrow Agreement, and Purchaser and Seller agree to provide joint written instructions to the Escrow Agent in accordance with the terms of this Agreement.

(c) At the Closing, Purchaser and Seller shall, and shall cause the Escrow Agent to, execute and deliver an escrow agreement substantially in the form of Annex F (the “Indemnity Escrow Agreement”, and together with the Deposit Escrow Agreement, the “Escrow Agreements”). At the Closing, Purchaser shall deposit with the Escrow Agent an amount equal to 6 % of the Purchase Price of the amount otherwise payable to Seller hereunder (the “Escrow Amount”), to be held by the Escrow Agent pursuant to this Agreement and the Indemnity Escrow Agreement in an escrow account (the “Escrow Account”) in order to secure Seller’s and Guarantors’ indemnification obligations pursuant to Article IX and Article X and Seller’s payment obligation, if any, under Section 2.06. The Escrow Amount shall be held and disbursed in accordance with the terms of the Indemnity Escrow Agreement and this Agreement.

(d) At the Closing, Purchaser shall pay the Estimated Adjusted Purchase Price as follows:

(i) an amount set forth in accordance with the Estimated Closing Statement shall be paid to Seller by wire transfer of immediately available funds, which amount shall be used by Seller for those Permitted Non-CEOC Uses to be paid or reserved for on the Closing Date;

(ii) the Deposit and the interest accrued thereon shall be transferred by the Escrow Agent to the Maintenance Account to be credited toward the payment of the Estimated Adjusted Purchase Price;

(iii) the balance of the Estimated Adjusted Purchase Price (being the Estimated Adjusted Purchase Price net of the amounts described in Section 2.02(d)(i) and Section 2.02(d)(ii)) shall be paid to Seller by wire transfer of immediately available funds, and Seller shall immediately transfer such amount into the Maintenance Account by wire transfer of immediately available funds and Seller shall provide Purchaser with a copy of the wire transfer confirmation or other account statement evidencing the total amount of funds deposited into the Maintenance Account; and

(iv) Purchaser and each Affiliate of Purchaser (including, following the Closing, the Acquired Companies) shall be entitled to withhold Taxes in connection with the transactions contemplated by this Agreement as required by any applicable Law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid. Notwithstanding this Section 2.02(d)(iv), Purchaser and each Affiliate of Purchaser (including, following the Closing, the Acquired Companies) shall not withhold any Israeli Taxes (or shall withhold a reduced amount of Israeli Taxes) from any amount payable hereunder to the extent the Person to whom such amount is payable provides a Valid Certificate to the payor at least three (3) Business Days prior to the date that payment is to be made pursuant to this Agreement. If amounts are so withheld and paid, Purchaser shall furnish to such Person documents evidencing such withholding and payment. A “Valid Certificate” shall be a valid and applicable certificate or ruling issued by the ITA which is sufficient to enable Purchaser to reasonably conclude that no withholding (or reduced withholding) of Israeli Tax is required with respect to such payee (including an approval issued by ITA providing for transfer of all or part of the consideration to an Israeli trustee or escrow agent and exempting Purchaser from withholding of Israeli Tax).

Section 2.03 Closing

Subject to the terms and conditions of this Agreement, the consummation of the transactions contemplated by this Agreement shall take place at a closing (the “Closing”) to be held at the offices of Latham & Watkins LLP, 650 Town Center Drive, Costa Mesa, California, 92626 on the second (2nd) Business Day following the satisfaction or waiver of the conditions to the obligations of the parties hereto set forth in Section 7.01 through Section 7.03 (other than the conditions, which by their nature are to be satisfied at the Closing) (the “Closing Date”), or at such other place or at such other time or on such other date as the Company and Purchaser may mutually agree upon in writing.

Section 2.04 Closing Deliveries by Seller

At the Closing, Seller shall deliver or cause to be delivered to Purchaser:

(a) a counterpart of the Assignment Agreement duly executed by Seller;

(b) a counterpart of the WSOP License Agreement duly executed by Seller;

(c) a counterpart of the Patent License Agreement duly executed by Seller;

(d) resignations from each director of the Acquired Companies effective as of the Closing;

(e) a certificate of a duly authorized officer of the Company certifying as to the matters set forth in Section 7.03;

(f) a certificate of the secretary of Seller, dated as of the Closing Date, certifying (i) the certificate of incorporation of the Company in effect as of the Closing, and (ii) the bylaws of the Company in effect as of the Closing; and

(g) the Estimated Closing Statement.

Section 2.05 Closing Deliveries by Purchaser

At the Closing, Purchaser shall deliver:

(a) a counterpart of the Assignment Agreement duly executed by Purchaser;

(b) to Seller, a counterpart of the WSOP License Agreement duly executed by Playtika;

(c) to Seller, a counterpart of the Patent License Agreement duly executed by Playtika;

(d) to Seller, the portion of the Estimated Adjusted Purchase Price payable under Section 2.02 and allocated to Seller in the Estimated Closing Statement, by wire transfer of immediately available funds to the account or accounts designated by Seller in writing prior to the Closing;

(e) to the Designated Payor(s) as determined pursuant to Section 2.07, the portion of the Estimated Adjusted Purchase Price payable directly to the Optionholders in the Estimated Closing Statement, if any, by wire transfer of immediately available funds to the account(s) designated by Seller or such Designated Payor(s) in writing prior to the Closing for payment by the Designated Payor(s) as determined pursuant to Section 2.07 to each such Optionholder;

(f) to the Designated Payor(s) as determined pursuant to Section 2.07, the portion of the Estimated Adjusted Purchase Price payable directly to the RSU Holders in the Estimated Closing Statement, if any, by wire transfer of immediately available funds to the account(s) designated by Seller or such Designated Payor(s) in writing prior to the Closing for payment by the Designated Payor(s) as determined pursuant to Section 2.07) to each such RSU Holder;

(g) to the Designated Payor(s) as determined pursuant to Section 2.07, the portion of the Estimated Adjusted Purchase Price payable directly to such Warrant Holders in the Estimated Closing Statement, if any, by wire transfer of immediately available funds to the account(s) designated by Seller or such Designated Payor(s) in writing prior to the Closing for payment by the Designated Payor(s) as determined pursuant to Section 2.07 to each such Warrant Holder;

(h) to the Section 102 Trustee, the portion of the Purchase Price payable under Section 2.02 and allocated to such holders of Section 102 Securities and Section 3(i) Securities in the Estimated Closing Statement, if any, by wire transfer of immediately available funds to the account designated by the Section 102 Trustee in writing prior to the Closing for payment to each such holder in accordance with applicable Laws and the Section 102 Ruling, if obtained;

(i) to Seller, a true and complete copy, certified by the secretary of Purchaser, of the resolutions duly and validly adopted by the board of directors of Purchaser evidencing its authorization of the execution and delivery of this Agreement and the Escrow Agreements and the consummation of the transactions contemplated hereby and thereby;

(j) to Seller, a certificate of the secretary of Purchaser certifying the names and signatures of the officers of Purchaser authorized to sign this Agreement and the Escrow Agreements and the other documents to be delivered hereunder and thereunder;

(k) to each of the Persons entitled to payment of any Company Debt, the portion of the Company Debt payable to such Person as set forth on the Estimated Closing Statement;

(l) to each of the Persons entitled to payment of any Company Transaction Expenses, the portion of the Company Transaction Expenses payable to such Person as set forth on the Estimated Closing Statement; and

(m) to Seller, a certificate of a duly authorized officer of Purchaser certifying as to the matters set forth in Section 7.02.

Section 2.06 Net Working Capital Adjustment

(a) Estimated Net Working Capital Adjustment. Not later than five (5) Business Days prior to the Closing, Seller shall deliver to Purchaser a written closing statement (the “Estimated Closing Statement”) setting forth (i) the good faith estimate of the Net Working Capital of the Company as of the Closing (the “Estimated Net Working Capital”), including the resulting Estimated Net Working Capital Overage (if any) or the Estimated Net Working Capital Shortage (if any), together with a reasonably detailed explanation of the calculation thereof, (ii) the good faith estimate of the Company Debt (including the amounts payable to each applicable Person) (the “Estimated Company Debt”), (iii) the good faith estimate of the Cash and Cash Equivalents as of the Closing (the “Estimated Closing Cash”), (iv) the good faith estimate of the Company Transaction Expenses (including the amounts payable to each applicable Person) (the “Estimated Company Transaction Expenses”), (v) Seller’s calculation of the Adjusted Purchase Price based on the Estimated Net Working Capital, the Estimated Company Debt, the Estimated Closing Cash, and the Estimated Company Transaction Expenses (the “Estimated Adjusted Purchase Price”), (vi) the portion of the Adjusted Purchase Price (less the Escrow Amount) to be paid to Seller, (vii) the portion of the Adjusted Purchase Price to be paid directly to the Optionholders, if any, (viii) the portion of the Adjusted Purchase Price to be paid directly to the RSU Holders, if any, and (ix) the portion of the Adjusted Purchase Price to be paid directly to the Warrant Holders, if any. A sample calculation of the Net Working Capital based on the Reference Balance Sheet is set forth in Annex G, solely for illustrative purposes. All calculations of Net Working Capital, including Estimated Net Working Capital, shall be determined in good faith in accordance with the terms of this Agreement and, unless otherwise specifically set forth in this Agreement, in accordance with GAAP on a basis consistent with the preparation of the Reference Balance Sheet. The effective time of the Closing for purposes of calculating the Estimated Net Working Capital and the Closing Net Working Capital shall be 11:59 P.M. Pacific Time on the Closing Date. The calculation of the Estimated Net Working Capital and the Closing Net Working Capital shall use the same methodology as the calculation of the sample calculation of the Net Working Capital as set forth on Annex G.

(b) Final Closing Statement. As soon as reasonably practicable following the Closing Date, and in any event within sixty (60) calendar days thereafter, Purchaser shall deliver to Seller a written statement (the “Final Closing Statement”) consisting of (i) a balance sheet of the Company as of the Closing (the “Closing Balance Sheet”), (ii) a calculation of the Net Working Capital of the Company as of the Closing, as derived from the Closing Balance Sheet and otherwise in accordance herewith (the “Closing Net Working Capital”), along with the resulting Closing Net Working Capital Overage (if any) or Closing Net Working Capital Shortage (if any), (iii) a statement of the Company Debt (the “Closing Company Debt”), (iv) a statement of the final Cash and Cash Equivalents as of the Closing (the “Closing Cash”), (v) a calculation of the Company Transaction Expenses (the “Closing Company Transaction Expenses”) and (vi) a calculation of the Adjusted Purchase Price based on the Closing Net Working Capital, the Closing Company Debt, the Closing Cash and the Closing Company Transaction Expenses. The Final Closing Statement shall be prepared in accordance with GAAP and shall use the same methodology as the calculation of the sample calculation of the Net Working Capital as set forth on Annex H or A.

(c) Information. After the Closing Date, Purchaser will provide to Seller and its representatives, including its independent accounting firm, reasonable access to the offices, properties and books and records of the Acquired Companies and the officers, directors, employees, agents, representatives, auditor, accountants and counsel of the Acquired Companies, in each case, to the extent reasonably related to the evaluation of the Closing Balance Sheet and any audits or other accounting related work related to the time period prior to the Closing Date, as well as the (i) calculation of the Closing Net Working Capital and Closing Net Working Capital Overage (if any) or Closing Net Working Capital Shortage (if any), and (ii) determination of the Closing Cash; provided that any such access shall be conducted during normal business hours, under the supervision of Purchaser’s personnel and in such a manner as not to interfere with the normal operations of the Business.

(d) Disputes. If Seller disagrees with any amount set forth on the Final Closing Statement or any element of the Closing Balance Sheet relevant thereto, Seller shall notify Purchaser of such disagreement in writing within thirty (30) days after its receipt of the Final Closing Statement, which notice shall set forth in reasonable detail the particulars of such disagreement (“Notice of Disagreement”). In the event that Seller does not provide a Notice of Disagreement within such thirty (30) day period, Seller shall be deemed to have accepted the Final Closing Statement delivered by Purchaser, which shall be final, binding and conclusive for all purposes hereunder. In the event any such Notice of Disagreement is timely provided within such thirty (30) day period by Seller,

Purchaser and Seller shall negotiate in good faith for a period of thirty (30) days (or such longer period as they may mutually agree) to resolve any disagreements with respect to the amounts set forth on the Final Closing Statement and identified in the Notice of Disagreement. If, at the end of such period, Purchaser and Seller are unable to resolve such disagreements, then an independent accounting firm of recognized national standing as may be mutually selected by Purchaser and Seller (provided that such accounting firm shall have no existing relationship with Purchaser) (the “Auditor”) shall resolve any remaining disagreements. The Auditor shall determine as promptly as practicable, but in any event within thirty (30) days after the date on which such dispute is referred to the Auditor, based solely on written submissions provided by Purchaser and Seller to the Auditor within ten (10) days following the Auditor’s selection, whether the Closing Balance Sheet was prepared in accordance with the standards set forth in Section 2.06(b) and (only with respect to the remaining disagreements submitted to the Auditor) whether and to what extent (if any) the determinations of the Closing Company Debt, the Closing Cash, the Closing Company Transaction Expenses or the Closing Net Working Capital and Closing Net Working Capital Overage or Closing Net Working Capital Shortage require adjustment. The fees and expenses of the Auditor shall be paid based upon the relative extent to which the positions of Seller and Purchaser are upheld by the Auditor. The determination of the Auditor shall be final, conclusive and binding on the parties. The date on which the Final Closing Statement is finally determined in accordance with this Section 2.06(d) is referred as to the “Determination Date.”

(e) Payment.

(i) If the Adjusted Purchase Price as finally determined in accordance with this Section 2.06 is less than the Estimated Adjusted Purchase Price (such difference, the “Final Shortfall”), then (A) Purchaser shall be entitled to recover the amount of the Final Shortfall from the Escrow Account and (B) if the Escrow Account is insufficient to allow payment in full to Purchaser of the Final Shortfall, Seller shall deliver the amount of such insufficiency to Purchaser within five (5) days after the applicable Determination Date by wire transfer of immediately available funds to an account designated in writing by Purchaser.

(ii) If the Adjusted Purchase Price as finally determined in accordance with this Section 2.06 is greater than the Estimated Adjusted Purchase Price (such difference, the “Final Surplus”), then Purchaser shall deliver the Final Surplus to Seller within five (5) days after the applicable Determination Date by wire transfer of immediately available funds to the Maintenance Account.

Section 2.07 Payments to Optionholders, RSU Holders and Warrant Holders.

(a) Notwithstanding anything to the contrary contained herein, if Seller requests in writing prior to the Closing, the payments to be made pursuant to clauses (e) through (h) of Section 2.05, which represent the aggregate portion of the Purchase Price payable to Optionholders, RSU Holders and Warrant Holders as of the Closing Date, if any, shall be made by Purchaser to Seller or one or more of its Affiliates or to one or more of the Acquired Companies or another designee of Seller (the “Designated Payor(s)”) by wire transfer, which Designated Payor(s) and the amounts to be paid to each shall be identified by Seller no later than the fifth (5th) Business Day prior to Closing and reflected in the Estimated Closing Statement. Subject to Section 2.05(h) and Section 2.07(b) as soon as practicable following the Closing, the Designated Payor(s) shall distribute any payments received pursuant to clauses (e) through (h) of Section 2.05 to each of the Optionholders, RSU Holders and Warrant Holders, as applicable, in respect of each such Person’s applicable portion of the Purchase Price.

(b) Notwithstanding anything to the contrary in this Agreement, all payments payable with respect to Section 102 Securities and Section 3(i) Securities, if any, shall be paid to the Section 102 Trustee. Such amounts which will be held by the Section 102 Trustee shall be released in accordance with and subject to the terms and conditions of Section 102, the Section 102 Ruling and/or any interim tax ruling (if obtained), and will be subject to deduction or withholding of Israeli Tax under the ITO and the Section 102 Ruling (if obtained).

ARTICLE III.

REPRESENTATIONS AND WARRANTIES CONCERNING SELLER

Except as disclosed in (i) the Disclosure Schedule, which Disclosure Schedule shall disclose exceptions to the representations and warranties organized according to the corresponding sections of this Agreement; provided that any disclosure in the Disclosure Schedule relating to one section or subsection shall also apply to other sections and subsections to the extent that it is reasonably apparent on its face that such disclosure would also be relevant to, apply to or qualify such other sections and subsections notwithstanding the omission of a reference or cross-reference thereto, or (ii) in the reports, schedules, forms, statements and other documents filed by the Specified Seller Affiliates with the United States Securities and Exchange Commission (the “SEC”) pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act at least three (3) Business Days prior to the date of this Agreement (but excluding, in each case, any disclosures set forth in any risk factor section or in any other section of any such report, schedule, form, statement or other document to the extent they are forward-looking in nature), Seller hereby represents and warrants to Purchaser, the following:

Section 3.01 Organization, Authority and Qualification of Seller

Seller is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization. The execution and delivery of this Agreement and the Escrow Agreements by Seller, the performance by Seller of its obligations hereunder and thereunder and the consummation by Seller of the transactions contemplated hereby and thereby have been duly authorized by all requisite action on the part of Seller. This Agreement has been duly executed and delivered by Seller, and (assuming due authorization, execution and delivery by Purchaser) this Agreement constitutes legal, valid and binding obligations of Seller, enforceable against Seller in accordance with its terms, subject as to enforcement, to (a) applicable bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereinafter in effect affecting creditors’ rights generally and (b) general principles of equity.

Section 3.02 Ownership of Shares

Seller is the sole owner, beneficially and of record, of the Shares, free and clear of all Liens.

Section 3.03 No Conflict

Assuming that all consents, approvals, authorizations and other actions described in Section 3.04 and Section 4.04 have been obtained and all filings and notifications described therein made, the Restructuring and, except as may result from any facts or circumstances relating solely to Purchaser, the execution, delivery and performance of this Agreement and the Escrow Agreements by Seller does not and will not (a) conflict with or violate any Law or Governmental Order applicable to Seller, or (b) conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, amendment, acceleration, suspension, revocation or cancellation of, any note, bond, mortgage or indenture, contract, agreement, lease, sublease, license, permit, franchise or other instrument or arrangement to which Seller is a party, except in the case of clauses (a) and (b), as would not (i) materially and adversely affect the ability of Seller to carry out its obligations under, and to consummate the transactions contemplated by this Agreement or (ii) be material to the Acquired Companies taken as a whole.

Section 3.04 Governmental Consents and Approvals

The execution, delivery and performance of this Agreement and the Escrow Agreements by Seller do not and will not require any consent, approval, authorization or other order of, action by, filing with or notification to, any Governmental Authority, except (a) as described in Section 3.04 and Section 4.04 of the Disclosure Schedule, (b) where failure to obtain such consent, approval, authorization, or to make such filing or notification, would not prevent or materially delay the consummation by Seller of the transactions contemplated by this Agreement and would not have a Material Adverse Effect, or (c) as may be necessary as a result of any facts or circumstances relating to Purchaser or any of its Affiliates, including any filings required pursuant to the HSR Act or any other Antitrust Law.

Section 3.05 Brokers

Except for Raine Securities LLC (“Raine”), no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Seller.

Section 3.06 Compliance with Laws; Litigation

There is no Action by or against Seller pending or, to the Knowledge of Seller, threatened before any Governmental Authority that would be material to the Acquired Companies, taken as a whole, or would affect the legality, validity or enforceability of this Agreement or the consummation of the transactions contemplated hereby or thereby.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES CONCERNING THE ACQUIRED COMPANIES

Except as disclosed in (i) the Disclosure Schedule, or (ii) the reports, schedules, forms, statements and other documents filed or furnished by the Specified Seller Affiliates with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act at least three (3) Business Days prior to the date of this Agreement (but excluding, in each case, any disclosures set forth in any risk factor section or in any other section of any such report, schedule, form, statement or other document to the extent they are forward-looking in nature), and in the case of representations regarding the Company as of the date of this Agreement (but not as of the Closing), assuming the completion of the Restructuring, Seller hereby represents and warrants to Purchaser the following:

Section 4.01 Capitalization

(a) Upon the Restructuring, the Company will own, directly or indirectly, all equity interests of each Acquired Subsidiary. All of the issued and outstanding Shares and equity interests of each Acquired Subsidiary are validly issued, fully paid and nonassessable, and have been issued in compliance with all applicable Laws. There are no accrued but unpaid dividends payable by the Company on any Shares or payable by any other Acquired Company on any of its equity interests.

(b) Section 4.01(b) of the Disclosure Schedule sets forth as of the date hereof an accurate and complete list of all outstanding Seller Options, Seller RSUs and Seller Warrants. Except with respect to the Plans, Seller Options, Seller RSUs and Seller Warrants, the Acquired Companies do not sponsor or maintain any stock option plan or any other plan or agreement providing for any equity or equity-linked compensation to any Person and the Acquired Companies have not committed, promised or otherwise obligated itself to create, grant, issue, or amend any stock option plan or any other plan or agreement providing for any equity or equity-linked compensation to any Person. Except for the Plans, Seller Options, Seller RSUs and Seller Warrants, there are no outstanding subscriptions, options, warrants, rights (including “phantom” stock rights), preemptive rights or other contracts, commitments, understandings, plans or arrangements, including any right of conversion or exchange under any outstanding security, instrument or agreement, obligating any Acquired Company to issue or sell any shares of any Acquired Company or to grant, extend or enter into any option with respect thereto.

(c) No Shares and equity interests of any other Acquired Company have been issued subject to a repurchase option on the part of an Acquired Company, risk of forfeiture or other similar condition.

(d) There are no preemptive rights or agreements, arrangements or understandings (written or oral) to issue preemptive rights with respect to the issuance or sale of equity interest of an Acquired Company created by statute or any agreement or other arrangement (written or oral) to which Seller and/or an Acquired Company is a party or to which it is bound and there are no agreements, arrangements or understandings (written or oral) to which Seller and/or an Acquired Company is a party pursuant to which Seller and/or the Acquired Companies have the right to elect to satisfy any Liability by issuing equity interests of an Acquired Company.

(e) No Acquired Company is a party or subject to any agreement, arrangement or understanding (written or oral), and, to the Knowledge of the Company, there is no agreement, arrangement or understanding (written or oral) between or among any Persons which affects, restricts or relates to voting, giving of any written consent, or dividend right with respect to or the transferability of any equity interest of any Acquired Company, including any voting trust agreement or proxy. No debt securities of any Acquired Company are issued and outstanding.

(f) Section 4.01(f) of the Disclosure Schedule sets forth, with respect to each Acquired Company: (i) its jurisdiction of organization, and (ii) the number of outstanding shares of the equity capital of such Acquired Company and the holders of such shares.

Section 4.02 Organization, Authority and Qualification of the Acquired Companies

(a) Each Acquired Company is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has all necessary corporate power and authority to own, operate or lease the properties and Assets now owned, operated or leased by it and to carry on the Business as it has been and is currently conducted, in each case, except as would not be material to the Acquired Companies taken as a whole. Each Acquired Company is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the properties owned or leased by it or the operation of the Business makes such licensing or qualification necessary, except to the extent that the failure to be so licensed, qualified or in good standing would not (i) adversely affect the ability of such Acquired Company to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement or (ii) have a Material Adverse Effect. The execution and delivery of this Agreement by the Company, the performance by the Company of its obligations hereunder and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all requisite action on the part of the Company. This Agreement has been duly executed and delivered by the Company, and (assuming due authorization, execution and delivery by Purchaser) this Agreement constitutes legal, valid and binding obligations of the Company, enforceable against the Company in accordance with its terms, subject as to enforcement, to (A) applicable bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereinafter in effect affecting creditors’ rights generally and (B) general principles of equity.

(b) Other than equity interests of an Acquired Company, no Acquired Company currently owns or controls, directly or indirectly, any interest in any other corporation, partnership, limited liability company, association or other business entity. The Company is not a participant in any joint venture, partnership, limited liability company or similar arrangement.

Section 4.03 No Conflict

Assuming that all consents, approvals, authorizations and other actions described in Section 3.04 and Section 4.04 have been obtained and all filings and notifications described therein made, the Restructuring and, except as may result from any facts or circumstances relating solely to Purchaser, the execution, delivery and performance of this Agreement by the Company do not and will not (a) violate, conflict with or result in the breach of the articles of incorporation or bylaws of the Company, (b) conflict with or violate any Law or Governmental Order applicable to the Company or its assets or properties or the Business, or (c) conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, amendment, acceleration, suspension, revocation or cancellation of, any note, bond, mortgage or indenture, contract, agreement, lease, sublease, license, permit, franchise or other instrument or arrangement to which the Company is a party, except, in the case of clauses (b) and (c), as would not (i) materially and adversely affect the ability of the Company to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement, or (ii) be material to the Acquired Companies taken as a whole.

Section 4.04 Governmental Consents and Approvals

The execution, delivery and performance of this Agreement by the Company does not and will not require any consent, approval, authorization or other order of, action by, filing with or notification to, any Governmental Authority, except (a) as described in Section 3.04 and Section 4.04 of the Disclosure Schedule, (b) where failure to obtain such consent, approval, authorization, or to make such filing or notification, would not prevent or materially delay the consummation by the Company of the transactions contemplated by this Agreement and would not have a Material Adverse Effect, or (c) as may be necessary as a result of any facts or circumstances relating to Purchaser or any of its Affiliates, including any filings required pursuant to the HSR Act or any other Antitrust Law.

Section 4.05 Financial Information

The Company has delivered to Purchaser copies of the unaudited consolidated financial statements of the Business for the 12-month period ending December 31, 2015 (the “Business Financial Statements”) and the financial statements of Seller for the 12-month periods ending December 31, 2014 and December 31, 2015 (the “Year End Statements”, and together with the Reference Balance Sheet and, when delivered, the Audited Business Financial Statements and the Audited Interim Business Financial Statement, the “Financial Statements”), which Year End Statements of Seller have been audited. The Business Financial Statements have been derived from the Acquired Companies’ and Seller’s historical financial statements with such estimates, adjustments and assumptions as Seller believes in good faith in its judgment are appropriate and applicable in preparing such information and are not prepared in accordance with GAAP. The Business Financial Statements fairly present in all material respects the financial condition and results of operations of the Business and do not purport to be indicative of the results that may be obtained in the future. The Financial Statements have been prepared (and the Audited Business Financial Statements and the Audited Interim Business Financial Statements will be prepared) in accordance with GAAP consistently applied and, in accordance with GAAP, present fairly in all material respects the financial condition and results of operations of Seller for the respective periods covered thereby, except as otherwise set forth in Section 4.05 of the Disclosure Schedule.

Section 4.06 Absence of Undisclosed Material Liabilities; Title to Assets; Sufficiency of Assets.

(a) There are no material Liabilities of the Acquired Companies of a nature required to be reflected on a balance sheet prepared in accordance with GAAP, other than Liabilities (a) reflected or reserved against on the Business Financial Statements or the notes thereto, or (b) incurred since the Reference Statement Date in the Ordinary Course of Business.

(b) As of the Closing, the Acquired Companies, taken as a whole, will have good title to, or valid leasehold interests in, all of the Assets, and are transferring to Purchaser, pursuant to the transactions contemplated by this Agreement, all of their respective right, title and interest in the Assets, free and clear of any Liens other than Permitted Liens, except as would not be material to the Acquired Companies taken as a whole.

(c) As of the Closing, the Assets will constitute (i) all of the assets and properties that are necessary for Purchaser to conduct and operate the Business immediately following the Closing in all material respects as currently conducted by Seller as of immediately prior to the Closing and (ii) all of the material assets and properties that are primarily used in the conduct of the Business by Seller as of immediately prior to the Closing (in each case of (i) and (ii), other than services or assets to be made available pursuant to the WSOP License Agreement, the Trademark Sublicense Agreement, the Transition Services Agreement or other alternative arrangements described in Section 6.10), or set forth on Annex J. No representation or warranty is being made herein regarding the sufficiency of Intellectual Property, which matters are addressed in Section 4.11(a), or infringement of Company Intellectual Property or rights to Intellectual Property granted to the Acquired Companies under Company IP Agreements, which matters are addressed in Section 4.11(f).

Section 4.07 Absence of Certain Changes or Events

Since the Reference Statement Date, except as contemplated by or disclosed in this Agreement, the Business has been conducted in all material respects in the Ordinary Course of Business, and there has not been (a) any event or development that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (b) any damage, destruction or loss, whether or not covered by insurance, that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect or (c) any change in accounting methods, principles or practices affecting the Acquired Companies, except as required or permitted by GAAP.

Section 4.08 Compliance with Laws

The Acquired Companies are conducting the Business in compliance in all material respects with all Laws applicable to the Acquired Companies (except for Laws addressed in Section 4.15 and Section 4.17).

Section 4.09 Litigation and Governmental Orders

There are no material Actions pending or, to the Knowledge of the Company, threatened against the Acquired Companies, or against any Affiliate of Seller or any Acquired Company relating to the Business, and none of the Acquired Companies, their Assets, or the Business are subject to any material Governmental Order relating specifically to the Acquired Companies or any of their Assets.

Section 4.10 Permits

As of the date of this Agreement, the Acquired Companies have all Permits required to permit the Acquired Companies to conduct the Business, except where the failure to have such Permits would not be material to the Acquired Companies taken as a whole. As of the date of this Agreement, all of the Permits held by or issued to the Acquired Companies are in full force and effect, and the Acquired Companies are in compliance with each such Permit held by or issued to them, except where the failure to be effective or to so comply would not be material to the Acquired Companies taken as a whole.

Section 4.11 Intellectual Property

(a) Status. The Acquired Companies have full title and ownership of, or are duly licensed under or otherwise authorized to use, all Intellectual Property used in the Business, free and clear of any Liens (other than Permitted Liens). The Company Intellectual Property, in combination with any Intellectual Property licensed to the Company under the Inbound Company IP Agreements, the WSOP License Agreement and the Trademark Sublicense Agreement, collectively constitute, in all material respects, all of the Intellectual Property used in the Business. The Company has not transferred ownership of, or granted any exclusive rights in, any Company Intellectual Property to any third party. Except for the Permitted Liens and the Company IP Agreements, no third party has any ownership right, title, interest, claim in or lien on any of the Company Intellectual Property. Nothing in this Section 4.11(a) shall be interpreted as a representation or warranty of non-infringement or non-violation of the Intellectual Property of any third party.

(b) Registered Intellectual Property. Section 4.11(b) of the Disclosure Schedule sets forth a true and complete list of all issued patents and patent applications, all registered trademarks and trademark applications, all registered copyrights and all registered Internet domain names included in the Company Intellectual Property (collectively, the “Company Registered Intellectual Property”), and for each of the foregoing the jurisdictions in which it has been issued or registered or in which any application for such issuance and registration has been filed or the jurisdictions in which any other filing or recordation has been made. Each item of Company Registered

Intellectual Property is valid (or in the case of applications, applied for) and subsisting, all registration, maintenance and renewal fees currently due in connection with such Company Registered Intellectual Property have been paid and all documents, recordations and certificates in connection with such Company Registered Intellectual Property currently required to be filed have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of prosecuting, maintaining and perfecting such Company Registered Intellectual Property and recording the applicable Acquired Company’s ownership interests therein.

(c) No Assistance. At no time during the development, conception of, or reduction to practice of any of the Company Intellectual Property was the applicable Acquired Company or, to the Knowledge of the Company, any developer, inventor or other contributor to such Company Intellectual Property operating under any grants from any Governmental Entity, or performing research sponsored by any Governmental Entity.

(d) Invention Assignment and Confidentiality Agreement. The Acquired Companies have secured from all (i) consultants, advisors, employees and independent contractors who independently or jointly contributed to or participated in the conception, reduction to practice, creation or development of any material Intellectual Property for or on behalf of an Acquired Company (and for the purposes of this Agreement, material Intellectual Property shall include Intellectual Property conceived, reduced to practice, created or developed for an Acquired Company that is incorporated into or distributed with the Company Products) and (ii) named inventors of patents and patent applications owned or purported to be owned by the Acquired Companies (any Person described in clause (i) or (ii), an “Author”), unencumbered and unrestricted exclusive ownership of, all of the Authors’ right, title and interest in and to such Intellectual Property. No Author has retained any rights, licenses, claims or interest whatsoever or any claims for compensation with respect to any Intellectual Property developed by the Author for the Acquired Companies. Without limiting the foregoing, the Acquired Companies have obtained written and, as to the applicable Acquired Company, enforceable proprietary information and invention disclosure and Intellectual Property Rights assignments from all current and former Authors and, in the case of patents and patent applications, such assignments have been recorded with the relevant authorities in the applicable jurisdiction or jurisdictions.

(e) Confidential Information. The Acquired Companies have taken commercially reasonable steps to protect and preserve the confidentiality of all confidential or non-public information of the Acquired Companies (including trade secrets) or provided by any third party to the Acquired Companies (“Confidential Information”). All current and former employees and contractors of the Acquired Companies and any third party having access to Confidential Information have executed and delivered to the applicable Acquired Company a written agreement regarding the protection of such Confidential Information. The Acquired Companies have implemented and maintain security, disaster recovery and business continuity plans consistent with general industry practices of similar companies offering similar services, and act in compliance therewith. To the Knowledge of the Company, the Acquired Companies have not experienced any breach of security or otherwise unauthorized access by third parties to the Confidential Information, including Personal Data in the Acquired Companies’ possession, custody or control.

(f) Non-Infringement. To the Knowledge of the Company, no Person is engaging in any activity that infringes any Company Intellectual Property or rights to Intellectual Property granted to the Acquired Companies under Company IP Agreements in any material respect. Since January 1, 2013, neither the Company nor any Acquired Company has brought any legal proceeding against any third party for infringement or misappropriation of any Intellectual Property Rights included in the Company Intellectual Property. Since January 1, 2013, no claim has been asserted in writing or otherwise to the Company or the Acquired Companies that the conduct of the Business as currently conducted or the use of any Company Intellectual Property or rights to Intellectual Property granted to the Acquired Companies under Inbound Company IP Agreements infringes or misappropriates the Intellectual Property of any third party. The operation of the Business, including (i) the design, development, manufacturing, reproduction, marketing, licensing, sale, offer for sale, importation, distribution, provision and/or use of any Company Product and/or Company Intellectual Property and (ii) the Acquired Companies’ use of any product, device, process or service used in the Business has not since January 1, 2013, and does not, in any material respect (A) infringe (directly or indirectly, including via contribution or inducement), misappropriate or violate any Intellectual Property Right of any third party, (B) breach any terms of service, click-through agreement or any other agreement applicable to the Acquired Companies, and does not or (C) constitute unfair competition or unfair trade practices under the applicable Law of any jurisdiction in which the Acquired Companies conduct the Business.

(g) Company License Agreements. Except as set forth in Section 4.11(g)(i) of the Disclosure Schedule, neither the Company nor any Acquired Company has granted any options, licenses or rights of any kind relating to any Company Intellectual Property outside of normal nonexclusive end use terms entered into by end users of the Company Products in the ordinary course (copies of which have been provided to Purchaser). Except as set forth in the contracts and agreements listed in Section 4.11(g)(ii) of the Disclosure Schedule, neither the Company nor any of the Acquired Companies is obligated to pay any royalties or other payments to third parties, where such obligation results from the marketing, sale, distribution, license or use of any Company Products or Company Intellectual Property. The Company and the Acquired Companies are not (and will not be as a result of the execution and delivery or effectiveness of this Agreement or the performance of the Company’s obligations under this Agreement), in breach of any Company IP Agreements and the consummation of the Transactions will not result in the modification, cancellation, termination, suspension of, or acceleration of any payments, rights, obligations or remedies with respect to any Company IP, or give any third party to any Company IP Agreement the right to do any of the foregoing.

(h) Company Source Code. The Company and the Acquired Companies have not disclosed, delivered or licensed to any Person or agreed or obligated themselves to disclose, deliver or license to any Person, or permitted the disclosure or delivery to any escrow agent or other Person of, any Company Source Code, other than disclosures to employees, contractors and consultants (i) involved in the development or maintenance of Company Products and (ii) subject to a written confidentiality agreement. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) will, or would reasonably be expected to, result in the disclosure, delivery or license by the Company or any Acquired Company of any Company Source Code, other than disclosures to employees, contractors and consultants involved in the development or maintenance of Company Products.

(i) Open Source Software. The Company is in compliance with the terms and conditions of all licenses for the Open Source Materials used in or distributed with any Company Products in all material respects. The Acquired Companies have not (i) incorporated Open Source Materials into, or combined Open Source Materials with, the Company Intellectual Property or Company Products, (ii) distributed Open Source Materials in conjunction with any Company Intellectual Property or Company Products or (iii) used Open Source Materials, in such a way that, with respect to clauses (i), (ii), or (iii) creates, or purports to create, obligations for the Acquired Companies with respect to any Company Intellectual Property or grant, or purport to grant, to any third party any rights or immunities under any Company Intellectual Property (including using any Open Source Materials that require, as a condition of use, modification and/or distribution of such Open Source Materials, that other software incorporated into, derived from or distributed with such Open Source Materials be (A) disclosed or distributed in source code form, (B) be licensed for the purpose of making derivative works or (C) be redistributable at no charge).

(j) Privacy and Personal Data. The Acquired Companies’ data, privacy and security practices conform, and at all times have conformed, in all material respects, to all of the Company Privacy Policies and applicable Privacy Laws, including those dealing with the registration of data bases. The Acquired Companies have at all times: (i) provided adequate notice and obtained any necessary consents from end users required for the processing of Personal Data as conducted by or for the Acquired Companies and (ii) abided by any privacy choices (including opt-out preferences) of end users relating to Personal Data communicated to, or possessed or controlled by, the Acquired Companies (such obligations along with those contained in Company Privacy Policies, collectively, “Company Privacy Commitments”). Neither the execution, delivery and performance of this Agreement nor the taking over by Purchaser of all of the Acquired Company databases, Personal Data contained therein, and other information relating to the Acquired Companies’ end users will cause, constitute, or result in a breach or violation of any Privacy Laws or Company Privacy Commitments. Copies of all current Company Privacy Policies have been made available to Purchaser. To the Knowledge of the Company, no breach, security incident or violation of any data security policy in relation to data owned or controlled by any Acquired Company, including any Personal Data, has occurred or is threatened, and there has been no unauthorized or illegal processing of any such data. To the Knowledge of the Company, no circumstance has arisen in which: (i) Privacy Laws would require the Company or any Acquired Company to notify a Governmental Entity of a data security breach or security incident or (ii) applicable guidance or codes of practice promulgated under Privacy Laws would recommend the Company or any Acquired Company to notify a Governmental Entity of a data security breach.

Section 4.12 Real Property

The Acquired Companies have valid and subsisting leasehold interests in the Leased Real Property, except as would not be material to the Acquired Companies taken as a whole. The Company has delivered to Purchaser true and complete copies of the leases in effect at the date hereof relating to the Leased Real Property, and there has not been any sublease or assignment entered into by the Acquired Companies in respect of the leases relating to the Leased Real Property, in each case, except as would not be material to the Acquired Companies taken as a whole. The Acquired Companies have not subleased, licensed or otherwise granted any Person the right to use or occupy any material Leased Real Property or any material portion thereof. Assuming the due authorization, execution and delivery thereof by the other party or parties thereto, each Lease is in full force and effect in all material respects and represents a valid and binding obligation of the Acquired Companies.

Section 4.13 Employee Matters

(a) Section 4.13(a) of the Disclosure Schedule lists each material “employee benefit plan” (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) and each other material compensation plan, program, agreement or arrangement that is maintained, sponsored or contributed to by the Acquired Companies for the benefit of their current or former employees and with respect to which any Acquired Company has any obligation, other than any governmental plan or program to which a Person is required by Law to contribute or requiring the mandatory payment of social insurance charges or taxes or similar contributions to a governmental fund with respect to the wages of an employee (collectively, the “Plans”). The Company has made available to Purchaser a true and complete copy of each such Plan. None of the Acquired Companies have any plan, intention or commitment to establish or enter into any new Plan or to modify or terminate any Plan (except to the extent required by applicable law or to conform any such Plan to the requirements of any applicable Law).

(b) Except as would not be reasonably expected to have a Material Adverse Effect, each Plan has been operated in compliance with its terms and the requirements of all applicable Laws. No material Action is pending or, to the Knowledge of the Company, threatened, with respect to any Plan (other than claims for benefits in the Ordinary Course of Business).

(c) Each Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter from the IRS, or has pending or has time remaining in which to file an application for such a determination from the IRS.

(d) No Plan is, and no Acquired Company or ERISA Affiliate has ever maintained, established, sponsored, participated in or contributed to, and no Acquired Company or ERISA Affiliate has an obligation in respect of, in all cases (i) a defined benefit plan, (ii) a “multiemployer plan” within the meaning of Section 3(37) of ERISA, (iii) a multiple employer plan as defined in Section 210 of ERISA or Section 413(c) of the Code, or (iv) a “pension plan” under Section 3(2) of ERISA that is subject to Title IV of ERISA.

(e) None of the execution, delivery and performance of this Agreement, the consummation of the transactions contemplated by this Agreement, any termination of employment or service and any other event in connection therewith or subsequent thereto will, individually or together or with the occurrence of some other event (whether contingent or otherwise) will result in any material payment, liability, or benefits to any employee of an Acquired Company, material increase in benefits payable or to be provided to any employee of an Acquired Company, acceleration of material benefits payable or to be provided to any Business Employee (including in all cases severance, unemployment compensation, golden parachute, bonus or otherwise), or result in any forgiveness or waiver of any material obligation of any employee of an Acquired Company to an Acquired Company. The consummation of the transactions contemplated by this Agreement will not result in any material increase in the Liability of the Acquired Companies with respect to such Plans. No Acquired Company is a party to any Contract or plan that has resulted or would result, separately or in the aggregate, in the payment or obligation of (i) any “excess parachute payments” within the meaning of Section 280G of the Code or (ii) except as would not be reasonably expected to have a Material Adverse Effect, any amount for which a deduction could be disallowed or deferred under Section 162 or Section 404 of the Code.

(f) Each “nonqualified deferred compensation plan” (within the meaning of Section 409A of the Code) to which an Acquired Company or any of the Subsidiaries is a party has been operated and maintained in all material respects in accordance with Section 409A of the Code and applicable guidance thereunder, including the final regulations promulgated with respect thereto. Neither the Acquired Company nor any of the Subsidiaries is under any obligation to gross up any Taxes under Section 409A of the Code.

(g) The Acquired Companies have made available to Purchaser a complete and accurate list of each Plan maintained or contributed to by Acquired Companies for the benefit of employees of the Acquired Companies outside of the United States (each such plan, a “Company Foreign Plan”). The consummation of the transactions contemplated by this Agreement will not result in any material Liability of the Acquired Companies with respect to such Company Foreign Plan. No Company Foreign Plan has unfunded Liabilities that will not be offset by insurance or that are not fully accrued on the Acquired Companies’ financial statements. Each Company Foreign Plan that is intended to qualify for special Tax treatment meets the requirements for such treatment in all material respects. The Company Foreign Plans comply with applicable local Law in all material respects, all such plans that are required or intended to be funded and/or book-reserved are funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions, and there is no pending or threatened material litigation relating to any such Plan. All Seller Options qualified under Section 102 have been deposited with the Section 102 Trustee in accordance with the requirements of Section 102 and applicable Law.

(h) Except as set forth in Section 4.13(h) of the Disclosure Schedule, the employment of each of the current employees of the Acquired Companies is terminable by the Company at will (except for non-United States employees of the Acquired Companies located in a jurisdiction that does not recognize the “at-will” employment concept and/or requires a period of notice prior to termination; provided that in such jurisdictions, the Acquired Companies are only required to provide the notice or compensation required by applicable law prior to termination).

(i) To the Knowledge of the Company, no employee, contractor, or consultant of the Acquired Companies is in material violation of any term of any employment agreement, non-competition agreement or any restrictive covenant to a former employer relating to the right of any such employee to be employed by the Acquired Companies because of the nature of the Business or to the use of trade secrets or proprietary information of others.

(j) Seller has made available to Purchaser a list of the employees of Seller or any of its Subsidiaries or Affiliates that are primarily involved in the Business (which, for the avoidance of doubt, shall not include employees of Seller or any of its Subsidiaries or Affiliates that hold positions serving primarily executive or general and administrative functions that are not exclusive to the Business) (the “Employee Census”); provided that Seller may update (and provide to Purchaser) the Employee Census as provided in Section 8.02(a); provided that the Employee Census shall not be deemed inaccurate for purposes of this Agreement due to inadvertent errors or omissions of non-executive employees which do not, in the aggregate, exceed a de minimis amount, so long as Seller corrects such errors or omissions within a reasonable time after discovery thereof. Other than as set forth on Section 4.13(j) of the Disclosure Schedule, as of the Closing, each service provider of Seller or any of its Subsidiaries or Affiliates that is primarily involved in the Business will be an employee or consultant of an Acquired Company. No Acquired Company has or will have any material Liability to any individual who is not currently on such Acquired Company’s payroll for any claim, demand or entitlement based upon employment status.

Section 4.14 Labor Matters

No Acquired Company is a party to any collective bargaining agreement with respect to its employees with any labor organization, group or association, nor, to the Knowledge of the Company, have there been any attempts to organize the employees of any Acquired Company during the three (3)-year period prior to the date of this Agreement. As of the date of this Agreement, to the Knowledge of the Company, there is no labor strike, slowdown or work stoppage pending against any Acquired Company.

Section 4.15 Taxes

Except as would not have a Material Adverse Effect:

(a) All Tax Returns required to have been filed by the Acquired Companies have been timely filed (taking into account any extension of time to file granted or obtained), and all such Tax Returns as they relate to the amount of Taxes shown as payable on such Tax Returns are complete and accurate and have been prepared in compliance with applicable law and Seller has delivered to Purchaser true, correct, and complete copies of all Tax Returns of the Acquired Companies since December 31, 2012. All Taxes shown to be payable on such Tax Returns have been paid. No Acquired

Company is currently the beneficiary of any extension of time within which to file any Tax Return. Since the date of the latest balance sheet, the Acquired Companies have not incurred any liability for Taxes outside the ordinary course of business or otherwise inconsistent with past custom and practice.

(b) No deficiency or adjustment for Taxes with respect of an Acquired Company has been asserted or assessed by a Governmental Authority in writing that has not been satisfied by payment, settled or withdrawn, except for such deficiencies which are being contested in good faith by appropriate proceedings. There are no pending audits, assessments or other actions by a Governmental Authority for or relating to any Liability in respect of Taxes of the Acquired Companies. There are no matters under discussion with any Governmental Authority, or known to the Acquired Companies, with respect to Taxes that are likely to result in an additional liability for Taxes with respect to the Acquired Companies. No issues relating to Taxes of the Acquired Companies were raised by the relevant Governmental Authority in any completed audit or examination that would reasonably be expected to result in a material amount of Taxes in a later taxable period. The Acquired Companies have delivered or made available to Purchaser complete and accurate copies of all audit or examination reports and statements of deficiencies against or agreed to by the Acquired Companies (or any predecessors of the Acquired Companies).

(c) No extension of the statute of limitations in respect of Taxes is currently in effect with respect to a Tax assessment or deficiency, nor has any request been made in writing for any such extension or waiver.

(d) Each Acquired Company has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholders of such Acquired Company or other Person, or Person in other jurisdictions. The Acquired Companies have properly classified all individuals providing services to such entity as employees or non-employees for all relevant purposes.

(e) No Acquired Company will be required to include any item of income in, or exclude any item of deduction from, taxable income for any period (or any portion thereof) ending after the Closing Date as a result of any installment sale or open transaction disposition made on or prior to the Closing Date, any accounting method change or agreement with any Governmental Authority filed or made on or prior to the Closing Date, or any prepaid amount received on or prior to the Closing Date.

(f) No Acquired Company is, nor has been, a party to or bound by any Tax indemnity agreement, Tax sharing agreement, Tax allocation agreement, Tax matters agreement or similar Contract (excluding customary Tax indemnification provisions in commercial Contracts not primarily relating to Taxes). No Acquired Company has any liability for the Taxes of any Person (other than the Acquired Companies) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law) as a transferee or successor, by Contract (other than customary Tax gross-up or indemnification provisions in commercial contracts entered into in the ordinary course of business, the primary purpose of which is not Tax-related) or otherwise by operation of applicable Law.

(g) There are no Liens for unpaid Taxes on the assets of any Acquired Company, except for Permitted Liens.

(h) No Acquired Company has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code.

(i) No Acquired Company is or has been a party to any “listed transaction” as defined in Treasury Regulations Section 1.6011-4(b)(2). If an Acquired Company has entered into any transaction such that, if the treatment claimed by it were to be disallowed, the transaction would constitute a substantial understatement of federal income Tax within the meaning of Section 6662 of the Code, then the Acquired Company believes that it has either (x) substantial authority for the tax treatment of such transaction or (y) disclosed on its Tax Return the relevant facts affecting the tax treatment of such transaction. No Acquired Company has participated, or plans to participate, in any Tax amnesty program.

(j) No Acquired Company is, or has ever been, (i) a “United States real property holding corporation” within the meaning of Section 897 of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code; (ii) a “personal holding company” as defined in Section 542 of the Code (or any similar provision of state, local or foreign law); (iii) a shareholder of a “passive foreign investment company” within the meaning of Section 1297 of the Code; or (iv) has engaged in a trade or business, had a permanent establishment (within the meaning of an applicable Tax treaty), or has otherwise become subject to Tax jurisdiction in a country other than the country of its formation.

(k) No written claim has been made by an authority in a jurisdiction where Acquired Companies do not file Tax Returns that they may be subject to taxation by that jurisdiction.

(l) Acquired Companies are in material compliance with all applicable transfer pricing laws and regulations.

(m) Except for the Section 102 Ruling or any Tax ruling to which the Purchaser has consented, no Tax ruling obtained in connection with the Restructuring will impose any material restrictions, limitations or other requirements that will be applicable to any of the Acquired Companies following the Closing.

(n) Neither Seller nor any of its Affiliates is obtaining an opinion that the reorganization contemplated in connection with the Restructuring qualifies under Section 368(a)(1)(F) of the Code at or prior to the Closing.

(o) No Acquired Company is a partner for Tax purposes with respect to any joint venture, partnership, or other arrangement or Contract which is treated as a partnership for Tax purposes. No entity classification election pursuant to Treasury Regulations Section 301.7701-3 has been filed with respect to the Acquired Companies, except with respect to any transactions contemplated by this Agreement, including the Restructuring, or except as otherwise disclosed in the Tax Returns provided by Seller.

(p) No Acquired Company has participated in or is participating in an international boycott within the meaning of Section 999.

(q) No Acquired Company owns, and no Acquired Company or any predecessor of such Acquired Company has ever owned, a subsidiary incorporated or otherwise formed outside the United States that is or was a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code or is or was treated as a U.S. corporation under Section 7874(b) of the Code.

(r) The Acquired Companies have provided or made available all documentation relating to, and are in full compliance with all terms and conditions of, any Tax exemption, Tax holiday, Tax incentive or other Tax reduction agreement or order of a territorial or non-U.S. government with respect to each Acquired Company. The consummation of the transactions contemplated by this Agreement will not have any adverse effect on the continued validity and effectiveness of any such Tax exemption, Tax holiday, Tax incentive or other Tax reduction agreement or order.

(s) For the period commencing on the first day of any Straddle Period and ending at the close of business on the Closing Date, none of the Acquired Companies has any item of income which could constitute subpart F income within the meaning of Section 952 of the Code.

(t) As of the Closing Date, none of the Acquired Companies will hold assets which constitute U.S. property within the meaning of Section 956 of the Code.

(u) No election has been made by an Acquired Company under Section 108(i) of the Code.

(v) This Section 4.15 constitutes the sole and exclusive representations and warranties of Seller with respect to any matters relating to Taxes.

Section 4.16 Certain Contracts

Section 4.16 of the Disclosure Schedule lists, as of the date hereof, each of the following contracts and agreements of the Acquired Companies, giving effect to those contracts and agreements which will be assigned to the Acquired Companies pursuant to the Restructuring, excluding any Plans (such contracts and agreements being “Material Contracts”):

(a) all contracts and agreements of the Acquired Companies relating to Indebtedness for borrowed money;

(b) all contracts and agreements of the Acquired Companies that limit or purport to limit the ability of the Acquired Companies to compete in any line of business or with any Person or in any geographic area or during any period of time;

(c) all contracts and agreements of the Acquired Companies (i) that resulted in payments to third parties by the Acquired Companies in excess of $2,000,000 in the six (6) months ended June 30, 2016, (ii) that the Company reasonably expects to result in total annual payments to third parties by the Acquired Companies in excess of $5,000,000 in 2016 or (iii) with total aggregate payments in excess of $10,000,000 during the term of the contract or agreement;

(d) all material Company IP Agreements other than agreements for generally, commercially available software that (i) is not incorporated into or distributed with any Company Products and (ii) is licensed for a one time or annual fee under $150,000;

(e) all contracts and agreements of the Acquired Companies that resulted in payments to the Acquired Companies from third parties in excess of $500,000 in the six (6) months ended June 30, 2016, or (ii) that the Company reasonably expects to result in payments to the Acquired Companies from third parties in excess of $1,000,000 in 2016;

(f) all contracts and agreements of the Acquired Companies that is currently in effect or was in effect within the past three (3) years with any United States Government agency with national defense, homeland security, or other national security responsibilities, or any contract that is currently in effect or was in effect within the past five (5) years with any agency of the United States Government involving any classified information, technology or data;

(g) all contracts and agreements (i) pursuant to which any other party is granted exclusive rights or “most favored party” rights of any type or scope with respect to any of the Company Products or Company Intellectual Property, and (ii) containing any non-competition covenants or other similar restrictions relating to the Company Products or Company Intellectual Property; and

(h) all contracts and agreements pursuant to which any amount is payable by the Acquired Companies solely as a result of or contingent upon the consummation of the transactions contemplated hereby (other than the Company Transaction Expenses).

A complete copy of each Material Contract has been provided to Purchaser. (i) Each Material Contract is, or upon the Restructuring will be, valid and binding on the applicable Acquired Company and, to the Knowledge of the Company, the counterparties thereto, and is in full force and effect, (ii) upon consummation of the transactions contemplated by this Agreement, except to the extent that any consents set forth in Section 3.04 and Section 4.04 of the Disclosure Schedule are not obtained, each Material Contract shall continue in full force and effect without material penalty or other adverse consequence, (iii) each Acquired Company, as applicable, has performed, in all material respects, all obligations required to be performed under each Material Contract, and (iv) the Acquired Companies are not, and to the Knowledge of the Company, any of the other parties are not in material breach of, or material default under, any Material Contract.

Section 4.17 Environmental Matters

Except as would not have a Material Adverse Effect, (a) the Acquired Companies are in compliance with all Environmental Laws applicable to the Business and (b) there are no written claims or notices of violation pending or threatened against the Acquired Companies alleging violations of or Liability under any Environmental Law, in each case, to the Knowledge of the Company.

Section 4.18 Insurance

No Acquired Companies have received any written notice of cancellation of any insurance policy currently maintained in favor of the Acquired Companies or been denied insurance coverage, which, in either case, would be material to the Acquired Companies, taken as a whole. The insurance policies currently maintained in favor of the Acquired Companies are of the type and in the amounts customarily carried by Persons conducting a business similar to the Business and are sufficient for compliance with applicable Law and the Material Contracts, except as would be material to the Acquired Companies, taken as a whole.

Section 4.19 Related Party Transactions

Except as disclosed on Section 4.19 of the Disclosure Schedule, there is no contract or agreement between the Acquired Companies, on the one hand, and Seller, on the other hand.

Section 4.20 Brokers

Except for Raine, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Acquired Companies.

Section 4.21 Acquired Titles

Section 4.21 of the Disclosure Schedule sets forth a list of each title currently produced, marketed, licensed, sold, distributed or performed by or on behalf of the Business or the Acquired Companies (the “Acquired Titles”), and the distributors of each such Acquired Title. The information described in Section 4.21 of the Disclosure Schedule is true and correct in all material respects.

Section 4.22 Public Disclosure

As of the filing date, the disclosure included under the caption “Business Unit Operating Results—Interactive Entertainment” in Parent’s quarterly report on Form 10-Q for the period ended March 31, 2016 did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

ARTICLE V.

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby represents and warrants to Seller as of the date hereof (except as to such representations and warranties that address matters as of a particular date, which are given only as of such date) the following:

Section 5.01 Organization and Authority of Purchaser

Purchaser is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has all necessary corporate power and authority to enter into this Agreement and the Escrow Agreements, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. Purchaser is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the properties owned or leased by it or the operation of its business makes such licensing or qualification necessary, except to the extent that the failure to be so licensed, qualified or in good standing would not adversely affect the ability of Purchaser to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement. The execution and delivery of this Agreement and the Escrow Agreements by Purchaser, the performance by Purchaser of its obligations hereunder and thereunder and the consummation by Purchaser of the transactions contemplated hereby and thereby have been duly authorized by all requisite action on the part of Purchaser. This Agreement has been duly executed and delivered by Purchaser, and (assuming due authorization, execution and delivery by Seller) this Agreement constitutes the legal, valid and binding obligations of Purchaser, enforceable against Purchaser in accordance with its terms, subject as to enforcement, to (a) applicable bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereinafter in effect affecting creditors’ rights generally and (b) general principles of equity.

Section 5.02 No Conflict

Assuming that all consents, approvals, authorizations and other actions described in Section 5.03 have been obtained and all filings and notifications described therein made, except as may result from any facts or circumstances relating solely to Seller or the Acquired Companies, taken as a whole, the execution, delivery and performance of this Agreement and the Escrow Agreements by Purchaser do not and will not (a) violate, conflict with or result in the breach of the certificate of incorporation or bylaws (or similar organizational documents) of Purchaser, (b) conflict with or violate any Law or Governmental Order applicable to Purchaser or its assets, properties or businesses or (c) conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, amendment, acceleration, suspension, revocation or cancellation of, any note, bond, mortgage or indenture, contract, agreement, lease, sublease, license, permit, franchise or other instrument or arrangement to which Purchaser is a party, except, in the case of clauses (b) and (c), as would not have a material adverse effect on the ability of Purchaser to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement and the Escrow Agreements.

Section 5.03 Governmental Consents and Approvals

The execution, delivery and performance of this Agreement and the Escrow Agreements by Purchaser do not and will not require any consent, approval, authorization or other order of, action by, filing with or notification to, any Governmental Authority, except (a) as described in Section 5.03 of the Disclosure Schedule, (b) where failure to obtain such consent, approval, authorization, or to make such filing or notification, would not prevent or materially delay the consummation by Purchaser of the transactions contemplated by this Agreement and would not have a material adverse effect on the ability of Purchaser to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement and the Escrow Agreements, or (c) as may be necessary as a result of any facts or circumstances relating to the Company or any of its Affiliates, including any filings pursuant to the HSR Act or any other Antitrust Law.

Section 5.04 Investment Purpose

Purchaser is acquiring the Shares solely for the purpose of investment and not with a view to, or for offer or sale in connection with, any distribution thereof other than in compliance with all applicable Laws, including United States federal securities laws. Purchaser agrees that the Shares may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act and any applicable state securities laws, except pursuant to an exemption from such registration under the Securities Act and such laws. Purchaser is able to bear the economic risk of holding the Shares for an indefinite period (including total loss of its investment), and (either alone or together with its advisors) has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risk of its investment.

Section 5.05 Sufficient Funds

On the Closing Date, Purchaser will have sufficient cash, available lines of credit or other sources of immediately available funds to make the payments required under Article II, to pay all costs, fees and expenses to be paid by Purchaser in connection with the transactions contemplated by this Agreement, and to satisfy any other payment obligations that may arise in connection with, or may be required in order to consummate, the transactions contemplated by this Agreement (the “Closing Date Payments”). Purchaser has delivered to Seller a true and complete copy of the executed Equity Commitment Letters from each of the Sponsors. None of the Equity Commitment Letters have been amended or modified in any manner prior to the date of this Agreement. Neither of the Purchaser nor any of its Affiliates has entered into any agreement, side letter or other arrangement relating to the financing of the Closing Date Payments that could adversely affect the amount, availability or conditionality of the Equity Financing, other than as expressly set forth in the Equity Commitment Letters and the Consortium Agreement (a copy of which has been provided to Seller). The Consortium Agreement does not contain any term or provision that would reasonably be expected to adversely affect the amount, availability or conditionality of the Equity Financing. The proceeds of the Equity Financing will be sufficient to consummate the transactions contemplated hereby, including the making of all Closing Date Payments on the Closing Date. The respective commitments contained in the Equity Commitment Letters have not been withdrawn or rescinded in any respect. The Equity Commitment Letters are in full force and effect and represent valid, binding and enforceable obligations of Purchaser and each other party thereto, to provide the financing contemplated thereby subject only to the satisfaction or waiver of the Financing Conditions and, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors. Purchaser has fully paid (or caused to be paid) any and all commitment fees and other amounts that are due and payable on or prior to the date of this Agreement in connection with the Equity Financing. No event has occurred which, with or without notice, lapse of time or both, would constitute a breach or default on the part of Purchaser or any other party thereto under any of the Commitment Letters. Purchaser has no reason to believe that it or any other party thereto will be unable to satisfy on a timely basis any term of the Commitment Letters. There are no conditions precedent or other contingencies related to the funding of the full amount of the Equity Financing, other than the Financing Conditions. Purchaser has no reason to believe that (i) any of the Financing Conditions will not be satisfied or (ii) the Equity Financing will not be made available to Purchaser on the Closing Date. Purchaser understands and acknowledges that under the terms of this Agreement, Purchaser’s obligation thereunder is not in any way contingent upon or otherwise subject to Purchaser’s consummation of any financing arrangements, Purchaser’s obtaining of any financing or the availability, grant, provision or extension of any financing to Purchaser. Other than the Consortium Agreement and the Equity Commitment Letters, no other document, agreement, certificate or filing of any kind shall be required as a condition to the availability of the Equity Financing.

Section 5.06 Litigation

There is no Action pending or, to Purchaser’s Knowledge, threatened against Purchaser (other than threats by certain creditor constituencies in the Chapter 11 Cases to bring WSOP Claims against any purchaser of the Acquired Companies or their assets), that could affect the legality, validity or enforceability of this Agreement or the Escrow Agreements or Purchaser’s ability consummate the transactions contemplated hereby.

Section 5.07 Qualification

Purchaser is legally, financially and otherwise qualified to acquire the Shares and to own the Acquired Companies and to control and operate the Business, and there are no facts that would, under existing Laws, disqualify Purchaser as the transferee of the Shares.

Section 5.08 Brokers

Except for CODE Advisors LLC, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Purchaser.

Section 5.09 Independent Investigation

Purchaser acknowledges that it has conducted its own independent investigation, review and analysis of the business, operations, Assets, Liabilities, results of operations, financial condition, software, technology and prospects of the Business, which investigation, review and analysis was done by Purchaser and its Affiliates and representatives. Purchaser has had an opportunity to discuss the Business, management, operations and finances of the Acquired

Companies with the Company’s and its Affiliates’ officers, directors, employees, agents, representatives, and has had an opportunity to inspect the facilities of the Acquired Companies. Purchaser acknowledges that it and its representatives have been provided adequate access to the personnel, properties, premises and records of the Acquired Companies for such purpose. In making its decision to execute and deliver this Agreement, and to consummate the transactions contemplated by this Agreement, Purchaser has relied solely upon the aforementioned investigation, review and analysis and not on any factual representations or opinions of Seller, the Acquired Companies or their respective representatives (except the specific representations and warranties of Seller set forth in Article III and Article IV and the Disclosure Schedule). Purchaser has entered into the transactions contemplated by this Agreement with the understanding, acknowledgement and agreement that no representations or warranties, express or implied, are made with respect to any projection or forecast regarding future results or activities or the probable success or profitability of the Acquired Companies. Purchaser acknowledges that no current or former shareholder, director, officer, employee, Affiliate or advisor of the Acquired Companies has made or is making any representations, warranties or commitments whatsoever regarding the subject matter of this Agreement, express or implied (except the specific representations and warranties of Seller set forth in Article III and Article IV and the Disclosure Schedule).

ARTICLE VI.

ADDITIONAL AGREEMENTS

Section 6.01 Conduct of Business Prior to the Closing

Each of Seller and the Company covenants and agrees that, except as described in Section 6.01 of the Disclosure Schedule and only to the extent consistent with applicable Antitrust Laws and without conferring to Purchaser control over the Acquired Companies, in connection with the Restructuring or as otherwise required or permitted by this Agreement, between the date hereof and the earlier of the Closing or the termination of this Agreement pursuant to Article XI, Seller shall use its commercially reasonable efforts to, and to cause the Acquired Companies to, (a) conduct the Business only in the Ordinary Course of Business in all material respects and (b) preserve intact in all material respects the business organization of the Business and keep available the services of its and each Acquired Company’s present officers, directors and employees. Notwithstanding anything contained herein to the contrary, this Section 6.01 shall not apply to the transfer of cash and cash equivalents to, from or among the Acquired Companies, and Seller, the Company and their Affiliates may transfer cash and cash equivalents to, from or among the Acquired Companies in their sole discretion. Except as described in Section 6.01 of the Disclosure Schedule, in connection with the Restructuring or as otherwise required or permitted by this Agreement, the Company and Seller covenants and agrees that, to the extent consistent with applicable Antitrust Laws and without conferring to Purchaser control over the Acquired Companies, between the date hereof and the earlier of the Closing or the termination of this Agreement pursuant to Article XI, without the prior written consent of Purchaser (not to be unreasonably withheld, conditioned or delayed), Seller shall cause the Acquired Companies to not:

(a) issue (i) any capital stock, except upon the exercise of options, warrants, rights of conversion or other rights, vesting of RSUs, agreements or commitments outstanding on the date of this Agreement or (ii) any options, warrants, rights of conversion or other rights, agreements or commitments obligating any of the Acquired Companies to issue, deliver or sell any capital stock of any of the Acquired Companies;

(b) (i) merge or consolidate itself with any other Person or adopt a plan of complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization or other reorganization, other than the Restructuring or (ii) sell or agree to sell any equity interests in any of the Acquired Companies;

(c) amend or restate the certificate of incorporation or bylaws (or similar organizational documents) of any Acquired Company;

(d) enter into, adopt or amend in a material respect any Plan, except (i) as required by Law or the terms of a Plan existing on the date of this Agreement, (ii) pursuant to the terms of this Agreement or any agreements existing on the date of this Agreement (including any amendment necessary to take the actions permitted by Section 2.01(b)) and (iii) any employment agreement or arrangement with any employee not listed in Section 6.01(d) of the Disclosure Schedule (each, a “Restricted Business Employee”) entered into in the Ordinary Course of Business;

(e) except as required by this Agreement or any Plan or as required by applicable Law, (i) hire any employee related to the Business who, upon such employment, would be at a level of a Restricted Business Employee or above, (ii) terminate any Restricted Business Employee, other than for cause, (iii) enter into, amend or extend the terms of any employment or consulting agreement with any employee primarily related to the Business at a level above a Restricted Business Employee, (iv) grant any bonuses or undertakings to provide bonuses other than in the ordinary course of business consistent with past practice, (v) enter into, grant, create, or otherwise obligate an Acquired Company to pay any amounts under any retention or transaction arrangements payable solely as a result of or contingent upon the consummation of the transactions contemplated hereby or (vi) enter into any contract with a labor union or collective bargaining agreement (unless required by applicable Law);

(f) enter into, adopt, assume or otherwise obligate any Acquired Company to any Contract or plan, or assign to any Acquired Company any Contract or plan, that could reasonably be expected to result, individually or in the aggregate, in the payment or obligation by an Acquired Company of any “excess parachute payments” within the meaning of Section 280G of the Code based on the terms of such Contract or plan in existence at or prior to the Closing;

(g) change any method of accounting or accounting practice or policy used by it, other than such changes required by GAAP;

(h) create any Lien on any Asset (whether tangible or intangible), other than Permitted Liens;

(i) except in the Ordinary Course of Business, sell, assign, transfer, lease, license or otherwise dispose of any of the Assets having a value, in any individual case, in excess of $2,500,000 or, in the aggregate, in excess of $5,000,000, or license any Company Intellectual Property to any other party;

(j) acquire (by merger, consolidation or combination, or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof, in any individual case, in excess of $5,000,000 or, in the aggregate, in excess of $15,000,000;

(k) except in the Ordinary Course of Business, enter into any contract that if entered into prior to the date hereof, would be deemed a Material Contract or modify, amend, violate or supplement in any material respect, transfer or terminate any Material Contract or waive, release or assign any rights or claims thereto or thereunder;

(l) except in the Ordinary Course of Business, fail to exercise any rights of renewal with respect to any material Leased Real Property that by its terms would otherwise expire;

(m) incur any indebtedness for borrowed money or guarantee any such indebtedness, except in each case as can be repaid at the Closing;

(n) settle any pending or threatened lawsuit or other dispute, in any individual case, in excess of $2,500,000 or, in the aggregate, in excess of $10,000,000, except any such settlement that is solely for cash and would not result in Liability to the Acquired Companies or any of their respective Affiliates not reflected in the Closing Balance Sheet or that results in the full and final settlement of all of the WSOP Claims and does not result in Liability to the Acquired Companies or any of their respective Affiliates, including actions taken in furtherance of Section 6.04 and which do not result in any Liability to the Acquired Companies or any of their respective Affiliates;

(o) file any amendment to a federal, state, or foreign income Tax Return or any other material Tax Return; or

(p) agree to take any of the actions specified in Sections 6.01(a)-(n).

Section 6.02 Access to Information; Covenant to Cooperate with Financing

(a) From the date hereof until the earlier of the Closing or the termination of this Agreement pursuant to Article XI, upon advance reasonable notice (which shall not be less than two (2) Business Days), Seller and its officers, directors, employees, agents, representatives, accountants and counsel shall afford Purchaser and its authorized representatives reasonable access to the offices, properties and books and records of the Acquired Companies; provided that any such access shall be conducted during normal business hours, under the supervision of Seller’s personnel and in such a manner as not to interfere with the normal operations of the Business. Notwithstanding anything to the contrary in this Agreement, the Acquired Companies and Seller, and their Affiliates shall not be required to disclose any information to Purchaser if such disclosure would, in Seller’s good faith determination, (i) cause significant competitive harm to the Business if the transactions contemplated hereby are not consummated, (ii) jeopardize any attorney-client or other legal privilege, or (iii) contravene any applicable Law (including the HSR Act and any other Antitrust Laws), fiduciary duty or agreement.

(b) Nothing provided to Purchaser pursuant to Section 6.02(a) shall in any way amend or diminish Purchaser’s obligations under the non-disclosure agreement between Seller and Giant Interactive (HK) Limited, dated as of March 5, 2016 (the “Non-Disclosure Agreement”). Purchaser acknowledges and agrees that any information provided to Purchaser pursuant to Section 6.02(a), or otherwise by Seller, the Acquired Companies, their Affiliates or any officer, director, employee, agent, representative, accountant or counsel thereof shall be subject to the terms and conditions of the Non-Disclosure Agreement. The terms of the Non-Disclosure Agreement are hereby incorporated herein by reference and shall continue in full force and effect until the Closing, at which time such Non-Disclosure Agreement and the obligations of Purchaser under this Section 6.02(b) shall terminate; provided that the Non-Disclosure Agreement shall terminate only in respect of that portion of the information furnished to Purchaser exclusively relating to the transactions contemplated by this Agreement. If this Agreement is, for any reason, terminated prior to the Closing, the Non-Disclosure Agreement shall nonetheless continue in full force and effect in accordance with its terms. Notwithstanding any other provision set forth herein or in any other agreement between Seller and Purchaser, Seller agrees that Purchaser may share non-public or confidential information regarding the Acquired Companies and the Business with the Financing Sources identified in the Equity Commitment Letters, and that Purchaser and such Financing Sources may share such information with potential financing sources in connection with syndication efforts in connection with the Equity Financing; provided that the sharing of such information is in accordance with the Non-Disclosure Agreement or prior to the receipt of such information, the recipient enters a non-disclosure agreement with Seller (or a joinder to the Non-Disclosure Agreement) regarding the receipt of such information. Notwithstanding anything to the contrary contained herein or in the Non-Disclosure Agreement, Purchaser or its parent entity may make such public communications regarding this Agreement or the transactions contemplated by this Agreement as Purchaser may determine in good faith are legally required under the rules and regulations applicable to it or its parent entity; provided that Purchaser shall first consult with Seller regarding the contents of such public communication and shall consider any suggestions or requests made by Seller in good faith.

(c) Purchaser acknowledges and agrees that obtaining the Equity Financing is not a condition to Closing. For the avoidance of doubt, if the Equity Financing has not been obtained, Purchaser shall continue to be obligated, until such time as the Agreement is terminated in accordance with its terms and subject to the waiver or fulfillment of the conditions set forth in Section 7.03, to complete the transactions contemplated by this Agreement.

(d) Purchaser shall use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary or advisable to arrange the Equity Financing as promptly as practicable following the date of this Agreement and to consummate the Equity Financing on the Closing Date. Such actions shall include, but not be limited to, using its reasonable best efforts to do the following: (i) maintaining in effect the Equity Commitment Letters; (ii) causing the Equity Financing to be consummated upon satisfaction of the Financing Conditions contained in the Equity Commitment Letters; (iii) satisfying on a timely basis all Financing Conditions; (iv) negotiating, executing and delivering Equity Financing Documents that reflect the terms contained in the Equity Commitment Letters or on such other terms acceptable to Purchaser and its Financings Sources; and (vi) in the event that the conditions set forth in Section 7.03 and the Financing Conditions have been satisfied or, upon funding would be satisfied, cause the equity financing providers to fund the full amount of the Equity Financing. Purchaser shall give Seller prompt notice of any breach, repudiation or threatened or anticipated breach or repudiation by any party to the Equity Commitment Letters of which Purchaser or its Affiliates becomes aware. Without limiting Purchaser’s other obligations under this Section 6.02, if a Financing Failure Event occurs, Purchaser shall (I) immediately notify Seller of such Financing Failure Event and the reasons therefore, (II) in consultation with the Company, use its reasonable best efforts to obtain, if necessary, alternative financing from alternative financing sources (or additional financing from the Financing Sources), in an amount sufficient to make the Closing Date Payments and consummate the transactions contemplated by this Agreement, as promptly as practicable following the occurrence of such event, and (III) obtain, and when obtained, provide Seller and the Company with a copy of, a new financing commitment subject only to the Financing Conditions that provides for such alternative or additional financing. Neither Purchaser nor any of its Affiliates shall amend, modify, supplement, restate, assign, substitute or replace any of the Equity Commitment Letters without the consent of Seller except for (x) substitutions, amendments and replacements pursuant to the immediately preceding sentence, or (y) assignments and delegations expressly permitted under such Equity Commitment Letter; provided that nothing in this Agreement shall limit the ability of Purchaser to reduce the amount of funding committed under the Equity Commitment Letters so long as the total amount of funding that remains available under the Equity Commitment Letters (after giving effect to any reduction) equals or exceeds the amount of funds that is required in order for Purchaser to make the Closing Day Payments and consummate the transactions contemplated hereby.

(e) Purchaser shall consult with and keep the Company informed in reasonable detail of the status of its efforts to arrange the Equity Financing. Upon the request of Seller, Purchaser will confirm (i) with its Financing Sources their intent and ability to perform, and the availability of the Equity Financing, under the Equity Commitment Letters, subject only to satisfaction or waiver of the Financing Conditions, and (ii) that neither it nor its Financing Sources are aware of any event or condition that could reasonably be expected to result in the failure of a Financing Condition. Neither Purchaser nor any of their Affiliates shall take any action that could reasonably be expected to materially delay or prevent the consummation of the transactions contemplated hereby, including the Equity Financing.

(f) Seller will deliver to Purchaser as promptly as reasonably practicable after the date of this Agreement and in any event prior to the Closing, the Audited Business Financial Statements and the Audited Interim Business Financial Statements, each audited by Deloitte LLP.

(g) Following the Closing, Seller shall cooperate with and provide support to Purchaser in Purchaser’s preparation of financial statements for the Business or any

Acquired Company for any period that includes a date prior to the Closing, including by providing financial information in Seller’s possession, access to books, records, work papers and other documents in Seller’s possession, providing access to personnel accountants, using reasonable efforts to cause such accountants to make their work papers available (subject to execution of customary non-reliance agreements) and otherwise providing reasonable assistance to Purchaser, in each case as reasonably requested by Purchaser and to the extent and at a level at least to the same degree as provided by the management and other employees of Seller in connection with the preparation of financial statements for the Business prior to the Closing, and in each case only to the extent the same is not unduly disruptive to the business or operations of Seller. Purchaser shall, promptly upon Seller’s request, reimburse Seller for 100% of the reasonable and documented out-of-pocket costs and expenses of Seller incurred by Seller in providing any cooperation or support described in this Section 6.02(g) (but not including, for the avoidance of doubt, costs and expenses incurred by Seller with respect to the preparation and delivery of the Audited Business Financial Statements and the Audited Interim Business Financial Statements described in Section 6.02(f)).

Section 6.03 Regulatory and Other Authorizations; Notices and Consents

(a) Purchaser, Seller and the Company shall use their reasonable best efforts to promptly obtain all authorizations, consents, orders and approvals of all Governmental Authorities and officials that may be or become necessary for the performance of its obligations pursuant to this Agreement, and will cooperate fully with each other in promptly seeking to obtain all such authorizations, consents, orders and approvals. In furtherance, and not in limitation of the foregoing, Purchaser and, where applicable, Seller and the Company shall (i) make or cause to be made the registrations, declarations and filings required of such party under the HSR Act and any other Antitrust Law with respect to the transactions contemplated by this Agreement as promptly as reasonably practicable after the date of this Agreement (and, in the case of any filings required under any Antitrust Law, no later than ten (10) days from the date of this Agreement); (ii) furnish to the other parties as promptly as reasonably practicable all information required for any application or other filing to be made by the other parties pursuant to any applicable Law in connection with the transactions contemplated by this Agreement; (iii) respond as promptly as reasonably practicable to any inquiries received from, and supply as promptly as reasonably practicable any additional information or documentation that may be requested by, the Antitrust Division of the U.S. Department of Justice (the “DOJ”), the U.S. Federal Trade Commission (“FTC”) or by any other Governmental Authority in respect of such registrations, declarations and filings or such transactions; (iv) promptly notify the other parties of any material communication between that party and the FTC, the DOJ or any other Governmental Authority and of any material communication received or given in connection with any Action or threatened Action by a private party, in each case regarding any of the transactions contemplated hereby or any WSOP Claims (including any communication relating to the antitrust merits, any potential remedies, commitments or undertakings, the timing of any waivers, consents, approvals, permits, orders, decrees, injunctions or other agreements or authorizations (including the expiration or termination of any waiting periods)); provided that any communication between a party and the FTC, the DOJ or any other Governmental

Authority shall be jointly made (unless such party received prior written consent of the other parties to communicate on its own with such Governmental Authority); (v) subject to applicable Law, discuss with and permit the other parties (and their counsel) to review in advance, and accept all reasonable additions, deletions or changes suggested by the other parties in connection with, any proposed filing or communication to the FTC, the DOJ or any other Governmental Authority or, in connection with any Action or threatened Action by a private party or any other Person, relating to any Antitrust Law or any Action pursuant to any Antitrust Law in connection with the transactions contemplated by this Agreement; (vi) not participate or agree to participate in any substantive meeting, telephone call or discussion (including any meeting, telephone call or discussion relating to the antitrust merits, any potential remedies, commitments or undertakings, the timing of any waivers, consents, approvals, permits, orders, decrees, injunctions or other agreements or authorizations (including the expiration or termination of any waiting periods)) with the FTC, the DOJ or any other Governmental Authority in respect of any filings, investigation or inquiry relating to any Antitrust Law or any Action pursuant to any Antitrust Law in connection with this Agreement or the transactions contemplated hereby unless it consults with the other parties in advance and, to the extent permitted by such Governmental Authority, gives the other parties the opportunity to attend and participate in such meeting, telephone call or discussion; (vii) furnish the other parties promptly with copies of all correspondence, filings and communications relating to any Antitrust Law or any Action pursuant to any Antitrust Law between them and their Affiliates and their respective representatives on the one hand, and the FTC, the DOJ or any other Governmental Authority or members of their respective staffs on the other hand, with respect to this Agreement and the transactions contemplated hereby; and (viii) act in good faith and reasonably cooperate with the other parties in connection with any such registrations, declarations and filings and in connection with resolving any investigation or other inquiry of any such agency or other Governmental Authority under the HSR Act or any other Antitrust Law with respect to any such registration, declaration and filing.

(b) Without limiting the generality of Purchaser’s undertaking pursuant to Section 6.03(a), Purchaser agrees to use reasonable best efforts and to take any and all steps necessary to avoid or eliminate each and every impediment under any Antitrust Law that may be asserted by any Governmental Authority or any other parties so as to enable the parties hereto to expeditiously close the transactions contemplated hereby as soon as commercially practicable, but in any event no later than the Outside Date, including proposing, negotiating, committing to and effecting, by consent decree, hold separate orders, or otherwise, the sale, divesture or disposition of such of its assets, properties or businesses or of the assets, properties or businesses to be acquired by it pursuant hereto as are required to be divested in order to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any suit or proceeding, which would otherwise have the effect of materially delaying or preventing the consummation of the transactions contemplated hereby. Purchaser shall use reasonable best efforts to defend through litigation on the merits any claim asserted in court by any party in order to avoid entry of, or to have vacated or terminated, any decree, order or judgment (whether temporary, preliminary or permanent) that would prevent the Closing by the Outside Date; provided that if any such claims constitute

WSOP Claims, then Purchaser’s defense shall be at Seller’s sole cost and expense, and Purchaser shall be under no obligation to take any action in respect thereof until it is indemnified to its satisfaction with respect to any such expenses. In addition, from the date hereof through the Closing, Purchaser shall not make any acquisition or investment, alter its capital structure or ownership, or take any other action, that could reasonably be expected to impair its ability to consummate the transactions contemplated hereby under any Antitrust Law.

(c) Prior to the Closing, Purchaser shall submit such information as reasonably requested by Seller regarding Purchaser and its equity holders for the purpose of determining compliance with Seller’s compliance policy relating to suitability of counterparties as such policy exists as of the date of this Agreement.

(d) If Seller or Purchaser extends the Outside Date pursuant to the proviso in the definition thereof as a result of a Government Order that enjoins, prohibits or otherwise restrains the transactions contemplated hereby , such Seller or Purchaser, as the case may be, shall (i) use reasonable best efforts to remove the injunction, prohibition or restriction giving rise to the extension and/or (ii) use reasonable best efforts to take such actions as may be necessary to consummate the transactions contemplated by this Agreement without violation of such Government Order.

Section 6.04 Release of WSOP Claims

Each of Seller and Guarantors shall use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary or advisable to ensure that any release by any Person or Governmental Authority of WSOP Claims that is obtained by, or on behalf of, Seller or Guarantors shall include a release by such Person or Governmental Authority of any WSOP Claims asserted or assertable against or in respect of the Purchaser, the Business, the Acquired Companies, their respective Affiliates or any of their respective rights, interests or assets, and the agreement or other document containing such release shall provide that Purchaser and the Acquired Companies and any of their respective Affiliates are intended third-party beneficiaries of such release with the right to enforce its provisions in any court of competent jurisdiction.

Section 6.05 Notifications

From the date hereof until the earlier of the Closing or the termination of this Agreement pursuant to Article XI, each party hereto shall promptly notify the other parties in writing of any fact, change, condition, circumstance or occurrence or nonoccurrence of any event of which it is aware that will or is reasonably likely to result in any of the conditions set forth in Article VII of this Agreement becoming incapable of being satisfied.

Section 6.06 Disclaimer

PURCHASER AND SELLER AGREE THAT (A) EXCEPT AS SET FORTH IN ARTICLES III, IV, and V NONE OF THE COMPANY, SELLER, PURCHASER, THEIR RESPECTIVE AFFILIATES OR ANY OF THEIR RESPECTIVE OFFICERS, DIRECTORS, EMPLOYEES OR REPRESENTATIVES MAKE OR HAVE MADE ANY

REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, INCLUDING, IN THE CASE OF SELLER AND THE COMPANY, WITH RESPECT TO THE COMPANY, THE SHARES, THE ASSETS OR THE BUSINESS, INCLUDING WITH RESPECT TO (I) MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE, (II) THE OPERATION OF THE BUSINESS BY PURCHASER AFTER THE CLOSING OR (III) THE PROBABLE SUCCESS OR PROFITABILITY OF THE COMPANY OR THE BUSINESS AFTER THE CLOSING, AND (B) OTHER THAN THE INDEMNIFICATION OBLIGATIONS OF SELLER, GUARANTORS AND PURCHASER SET FORTH IN ARTICLE X, NONE OF PURCHASER, SELLER, THEIR RESPECTIVE AFFILIATES, OR ANY OF THEIR RESPECTIVE OFFICERS, DIRECTORS, EMPLOYEES OR REPRESENTATIVES WILL HAVE OR BE SUBJECT TO ANY LIABILITY FOR MONETARY DAMAGES OR INDEMNIFICATION OBLIGATION TO ANY OTHER PERSON RESULTING FROM THE TRANSACTIONS CONTEMPLATED HEREBY, INCLUDING, IN THE CASE OF SELLER, THE DISTRIBUTION TO PURCHASER, ITS AFFILIATES OR REPRESENTATIVES OF, OR PURCHASER’S USE OF, ANY INFORMATION RELATING TO THE COMPANY, THE BUSINESS OR THE ASSETS AND ANY INFORMATION, DOCUMENTS OR MATERIALS MADE AVAILABLE TO PURCHASER, WHETHER ORALLY OR IN WRITING, IN ANY “DATA ROOM” (INCLUDING ANY “VIRTUAL DATA ROOM”), MANAGEMENT PRESENTATIONS, FUNCTIONAL “BREAK-OUT” DISCUSSIONS, RESPONSES TO QUESTIONS SUBMITTED ON BEHALF OF PURCHASER OR IN ANY OTHER FORM IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OTHER THAN, IN EACH CASE, ARISING OUT OF OR RESULTING FROM FRAUD OR INTENTIONAL MISREPRESENTATION. PURCHASER AND SELLER ACKNOWLEDGE AND AGREE THAT ANY SUCH OTHER REPRESENTATION OR WARRANTY IS HEREBY EXPRESSLY DISCLAIMED BY THE COMPANY AND SELLER, ON THE ONE HAND, OR PURCHASER, ON THE OTHER HAND, AS APPLICABLE.

Section 6.07 Further Action; Excluded Assets

(a) The parties hereto shall use all reasonable best efforts to take, or cause to be taken, all appropriate action, to do or cause to be done all things necessary, proper or advisable under applicable Law, and to execute and deliver such documents and other papers, as may be required to carry out the provisions of this Agreement and consummate and make effective the transactions contemplated by this Agreement, including defending (at Seller’s expense) any WSOP Claim or other Action or threatened Action that seeks to prevent, delay, impede or interfere with the transactions contemplated hereby or the Closing thereof or the exercise by Purchaser of any material Right pertaining to ownership of any of the Shares, the Acquired Companies or the Assets. Prior to and after the Closing, Seller shall promptly notify Purchaser of any WSOP Claim, Action or threatened Action referred to in the immediately preceding sentence, shall provide Purchaser with periodic updates regarding the status thereof and shall provide Purchaser with such information as Purchaser may reasonably request concerning the status of such WSOP Claim, Action or threatened Action. Annex I attached hereto sets forth certain assets of Seller and its Subsidiaries that are not being transferred with the Company (collectively, the “Excluded Assets”) and that will not be transferred into the Company pursuant the restructuring steps listed on Annex I (the “Restructuring”). Prior to such time as all of the conditions to the Closing set forth in Article VII other than Section 7.01(c) are satisfied or waived, Seller shall, and shall cause the Acquired Companies, as applicable, to take such steps as are required to effect the Restructuring in accordance with the terms of Annex I (as the same may be revised with the consent of Purchaser, such consent not to be unreasonably withheld or delayed) and, shall provide Purchaser with such information as Purchaser may reasonably request concerning the status of the Restructuring. If and to the extent any of the Excluded Assets are in the possession of the Company after the Closing, the parties shall take all actions necessary to transfer such Excluded Assets to Seller or its designee. The parties acknowledge and agree that Purchaser and its Affiliates (including after the Closing, the Acquired Companies) shall have no rights to use in any manner any of the Excluded Assets. After the Closing, if Purchaser or any of its Affiliates receive any refund, payment or other amount that is an Excluded Asset or is otherwise properly due and owing to Seller or any of its Affiliates in accordance with the terms of this Agreement, Purchaser shall promptly remit, or shall cause to be remitted, such amount to Seller or its designee. Except as set forth on Section 6.07 of the Disclosure Schedule or as provided in the WSOP License Agreement or the Trademark Sublicense Agreement (or any other contract or agreement between Purchaser or any of its Affiliates (including the Acquired Companies), on the one hand, and Seller and any of its Affiliates, on the other hand), Seller and its Affiliates have not conveyed ownership rights or granting Purchaser or any Affiliate of Purchaser a license to use any of the trade names, trademarks, service marks, trade dress, logos or domain names of Seller or any of its Affiliates, or any trade names, trademarks, service marks, trade dress, logos or domain names that contain “Caesars” in any form, (collectively, the “Retained Names and Marks”) and, after the Closing, Purchaser shall not use, or permit any Affiliate of Purchaser to use, in any manner the Retained Names and Marks or any word that is similar in sound or appearance to such names or marks, except to the extent necessary to change the names of the Acquired Companies, to change signage, or to discontinue use of the Retained Names and Marks on web sites, tangible items and marketing materials contained within the Assets (but in no event for a period longer than thirty (30) days after the Closing). In the event Purchaser or any Affiliate of Purchaser violates any of Purchaser’s obligations under this Section 6.07, Seller may proceed against Purchaser in law or in equity for such damages or other relief as a court may deem appropriate. Purchaser acknowledges that a violation of this Section 6.07 may cause Seller and its Affiliates irreparable harm which may not be adequately compensated for by money damages. Purchaser therefore agrees that in the event of any actual or threatened violation of this Section 6.07, Purchaser shall be entitled, in addition to other remedies that each may have, to injunctive relief against Purchaser or such Affiliate of Purchaser to prevent any violations of this Section 6.07.

(b) Without prejudice to any other representation or warranty of Seller set forth herein, if following the Closing Date either Purchaser or Seller or any of their respective Affiliates identify any material Intellectual Property that was used in, or necessary for Purchaser’s conduct of, the Business on the Closing Date that is owned or controlled by Seller or any of Seller’s Affiliates and has not been licensed to the Acquired Companies pursuant to the WSOP License Agreement, or the Trademark Sublicense Agreement, then if that Intellectual Property was used exclusively in the Business prior to the Closing, the parties shall enter good faith negotiations to assign that Intellectual Property to the Acquired Companies for nominal consideration.

(c) Prior to the effective date of any assignment or license referenced in Section 6.07(b) above, Seller shall not, and shall procure that its relevant Affiliate shall not, commence or institute any legal actions, including litigation, arbitration or any other legal proceedings of any kind whatsoever, in law or equity, or assert any claim, demand, action or cause of action concerning the use by any Acquired Company of the relevant Intellectual Property in substantially the same manner as the relevant Intellectual Property that was used in the Business on the Closing Date.

(d) Within thirty (30) days after the date of this Agreement, Seller will deliver to Purchaser a report containing all actions that are required to be taken within ninety (90) days after the date of such report in order to avoid prejudice to, impairment or abandonment of the Company Registered Intellectual Property (including all office actions, provisional conversions, annuity or maintenance fees or re-issuances). Seller represents and warrants that the information provided in such report will be true and complete in all material respects as of the date of such report.

Section 6.08 Non Solicitation

The Company and Seller agree that, from the date hereof through the earlier of the Closing or the termination of this Agreement, they shall not, and shall direct their respective representatives not to, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate any inquiries, proposals or offers with respect to, or the making or completion of, an Alternative Proposal or any inquiry, proposal or offer that is reasonably likely to lead to an Alternative Proposal; (ii) engage, continue or participate in any negotiations concerning, or provide or cause to be provided any non-public information or data relating to any Acquired Company in connection with, or have any discussions (other than to state that they are not permitted to have discussions and to refer to this Agreement) with any Person relating to, or that is reasonably likely to lead to, an Alternative Proposal; (iii) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Alternative Proposal; (iv) execute or enter into, any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement relating to any Alternative Proposal; or (v) resolve to propose or agree to do any of the foregoing.

Section 6.09 Section 102 Ruling

In the event that Seller determines, through its legal and accounting representatives, to approach the ITA with an application for a ruling (the “Section 102 Ruling”) in relation to the tax treatment of Section 102 Securities pursuant to the transactions contemplated by this Agreement, including to confirm, among other things, that the treatment of the Section 102 Securities under this Agreement shall not be regarded as a violation of the “requisite holding period” (as such term is defined in Section 102), each of Purchaser and Seller will and will cause its respective legal counsel, advisors and accountants to, coordinate and cooperate with each other with respect to the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the Section 102 Ruling or any interim tax ruling sought, as applicable. Seller, its representatives and advisors shall not make any application to, or conduct any negotiations with, the ITA with respect to any matter relating to the Section 102 Tax Ruling without prior coordination and consultation with Purchaser or its representatives and advisors, and will enable Purchaser’s representatives and advisors to participate in all discussions and meetings with the ITA relating thereto to the extent reasonably practicable. To the extent that Purchaser’s representatives and advisors elect not to participate in any meeting or discussion, the Seller’s representatives and advisors shall provide a prompt and reasonably detailed report of the discussions held.

Seller shall use its reasonable best efforts to obtain a Valid Certificate. Seller, its representatives and advisors shall coordinate and consult with Purchaser and its representatives and advisors with respect to its application for the Valid Certificate, will allow Purchaser and its representatives and advisors to review such application before it is submitted, and will enable Purchaser’s representatives and advisors to participate in all discussions and meetings with the ITA relating thereto to the extent reasonably practicable. To the extent that Purchaser’s representatives and advisors elect not to participate in any meeting or discussion, the Seller’s representatives and advisors shall provide a prompt and reasonably detailed report of the discussions held.

Section 6.10 Transition Services Agreement

Prior to the Closing, Seller and Purchaser shall negotiate in good faith and use reasonable best efforts to (a) enter into a transition services agreement for the provision of the transition services set forth on Annex J by the Seller and CEC to the Acquired Companies or such other transition services as may be mutually agreed between Seller and Purchaser (the “Transition Services Agreement” ), which Transition Services Agreement shall provide that such services shall be provided for a period of not more than three (3) months following the Closing, at substantially the same cost as provided to the applicable Acquired Company prior to the Closing and shall contain customary terms for an agreement of such type, or (b) make other alternative arrangements for the provision of any such transition services to the Acquired Companies that are not being provided under the Transition Services Agreement. Notwithstanding the foregoing, entry into the Transition Services Agreement or alternative arrangements shall not be a condition to Closing.

Section 6.11 Segregation of Net Purchase Price

(a) Until the occurrence of a Bankruptcy Release Event, but subject to the other provisions of this Section 6.11, Seller shall at all times maintain the Net Purchase Price (less payments for Permitted Non-CEOC Uses and Permitted CEOC Uses) on deposit in the Maintenance Account.

(b) The Maintenance Funds shall be invested in Permitted Investments or held on deposit in cash. No Maintenance Funds may be invested in any investment that is not a Permitted Investment.

(c) The Maintenance Account shall not at any time prior to a Bankruptcy Release Event be subject to a Lien or be under the control of a secured party.

(d) Seller shall be permitted to withdraw the Maintenance Funds from the Maintenance Account for (i) any Permitted Non-CEOC Uses that arise after the Closing Date and (ii) any Permitted CEOC Uses, but, in each case, only in the amount thereof.

(e) Seller shall provide Purchaser with the following periodic reports:

(i) No later than the 10th day of each month, a monthly account statement with respect to the Maintenance Account as of the last day of the immediately prior calendar month;

(ii) At least twenty (20) days’ advance written notice of any Permitted CEOC Use in an amount which, individually or when aggregated with all Permitted CEOC Uses incurred or spent in the six (6) calendar months immediately preceding such intended Permitted CEOC Use, equals or exceeds $10,000,000, which notice shall include descriptions of such Permitted CEOC Use(s) that are of reasonably sufficient detail to allow Purchaser to assess all such Permitted CEOC Use(s) within the prior six (6) calendar month periods, and in connection therewith, Purchaser shall be entitled to obtain such information regarding such Permitted CEOC Use(s) as Purchaser may reasonably request; and

(iii) Following each fiscal quarter, no later than one (1) Business Day after the date that Parent files with the Securities and Exchange Commission its report on Form 10-Q (or Form 10-K with respect to the last fiscal quarter of each fiscal year), a balance sheet, income statement and statement of cash flows of the Seller and Guarantors for the immediately preceding fiscal quarter (or of the immediately preceding fiscal year with respect to the last fiscal quarter of the fiscal year), in each case in the form filed with such Form 10-Q or Form 10-K.

(f) The obligations of Seller and Guarantors under this Section 6.11 shall immediately terminate as of the occurrence of a Bankruptcy Release Event. Seller shall notify Purchaser three (3) Business Days prior to the occurrence of such Bankruptcy Release Event; provided that any failure to provide such notice shall not affect the determination of whether such Bankruptcy Release Event has occurred.

ARTICLE VII.

CONDITIONS TO CLOSING

Section 7.01 Conditions to Obligations of Each Party

The respective obligations of each party to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or written waiver, at or prior to the Closing, of each of the following conditions:

(a) Government Consents. The Government Consents shall have been obtained, including any consents or approvals as may be required under the HSR Act or any other Antitrust Law;

(b) No Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law or Governmental Order that has the effect of making the transactions contemplated by this Agreement illegal or otherwise restraining or prohibiting the consummation of such transactions; and

(c) Restructuring. The Restructuring shall have been completed.

Section 7.02 Conditions to Obligations of Seller

The obligations of Seller to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or written waiver, at or prior to the Closing, of each of the following conditions: (a) the representations and warranties of Purchaser contained in this Agreement (i) that are not qualified as to “materiality” shall be true and correct in all material respects as of the Closing, and (ii) that are qualified as to “materiality” shall be true and correct as of the Closing, except to the extent such representations and warranties referred to in the preceding clauses (a)(i) and (a)(ii) are made as of a specific date, which representations and warranties shall be true and correct in all material respects or true and correct, as the case may be, as of such specific date, (b) the covenants and agreements contained in this Agreement to be complied with by Purchaser on or before the Closing shall have been complied with in all material respects, (c) Seller shall have received each of the agreements, instruments, certificates and other documents set forth in Section 2.05, and (d) Seller shall have received a Valid Certificate.

Section 7.03 Conditions to Obligations of Purchaser

The obligations of Purchaser to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or written waiver, at or prior to the Closing, of each of the following conditions: (a) the Fundamental Representations of Seller contained in this Agreement (i) that are not qualified as to “materiality” shall be true and correct in all material respects as of the Closing, and (ii) that are qualified as to “materiality” shall be true and correct as of the Closing, except to the extent such representations and warranties referred to in the preceding clauses (a)(i) and (a)(ii) are made as of a specific date, which representations and warranties shall be true and correct in all material respects or true and correct, as the case may be, as of such specific date, (b) the other representations and warranties of Seller contained in this Agreement (i) that are not qualified as to “Material Adverse Effect,” regardless of whether such representations and warranties are qualified as to “materiality,” shall be true and correct in all respects as of the Closing, except as would not reasonably be expected to have a Material Adverse Effect, and (ii) that are qualified as to “Material Adverse Effect” shall be true and correct as of the Closing, except to the extent such representations and warranties referred to in the preceding clauses (b)(i) and (b)(ii) are made as of a specific date, which representations and warranties shall be true and correct except as would not reasonably be expected to have a Material Adverse Effect or true and correct, as the case may be, as of such specific date, (c) the covenants and agreements contained in this Agreement to be complied with by Seller on or before the Closing shall have been complied with in all material respects, (d) Purchaser shall have received each of the agreements, instruments, certificates and other documents set forth in Section 2.04, (e) at least six (6) of the eight (8) Named Employees (one of which six shall include “Employee A” identified on Schedule A), shall remain employed by an Acquired Company and none of the Named Employees shall have revoked, terminated, challenged, cancelled, or indicated an intention to revoke, terminate, challenge or cancel, their Non-Competition Agreement (provided that in the event a Named Employee ceases employment prior to the Closing due to death or disability, excluding “Employee A” identified on Schedule A, such Named Employee’s cessation of employment and the termination or cancellation of such Named Employee’s Non-Competition Agreement shall not be deemed noncompliance with this condition by Seller and the Acquired Companies and the numbers at the beginning of this clause (e) shall each be reduced by one (1) to reflect such Named Employee’s termination for purposes of determining compliance with this condition with respect to the remaining Named Employees) and (f) no Governmental Authority shall have commenced or threatened to commence any Action with respect to the transactions contemplated by this Agreement or seeking to prohibit or limit the exercise by Purchaser of any material right pertaining to ownership of the Shares or the Assets.

ARTICLE VIII.

EMPLOYEE MATTERS

Section 8.01 Directors’ and Officers’ Insurance and Indemnification

(a) For six (6) years following the Closing Date, Purchaser shall, or shall cause the Acquired Companies to, honor and fulfill in all respects and to the fullest extent permissible the obligations of the Acquired Companies under (i) provisions of the Delaware General Corporation Law or other applicable jurisdiction, (ii) the articles of incorporation and bylaws (or similar organization documents) of the Acquired Companies in effect on the date hereof and (iii) any indemnification or other similar agreements (the “Indemnification Contracts”) in effect on the date hereof between the Acquired Companies and any current or former directors or officers of the Acquired Companies (the “Covered Persons”) (collectively the items described in clauses (i) through (iii) are referred to herein as the “Indemnification Documents”), arising out of or relating to actions or omissions of any Covered Person in his capacity as an officer or director of the Acquired Companies occurring at or prior to the Closing, including in connection with the approval of this Agreement and the transactions contemplated hereby.

(b) Purchaser shall advance expenses (including reasonable legal fees and expenses) incurred in the defense of any claim, action, suit, proceeding or investigation with respect to any matters subject to indemnification pursuant to Section 8.01(a) pursuant to the procedures set forth, and to the extent provided, in the applicable Indemnification Documents as in effect on the date hereof; provided that, to the extent required by the applicable Indemnification Documents, any Person to whom expenses are advanced undertakes to repay such advanced expenses to Purchaser as soon as reasonably practicable if it is ultimately determined that such Person is not entitled to indemnification.

(c) For a period of six (6) years after the Closing, the articles of incorporation and bylaws (or similar organizational documents) of the Acquired Companies shall contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of Covered Persons for periods prior to and including the

Closing than are currently set forth in such documents. The Indemnification Contracts with Covered Persons in existence on the date of this Agreement shall continue in full force and effect in accordance with their terms.

(d) Effective as of the Closing, Purchaser shall purchase a directors’ and officers’ liability insurance “tail” or “runoff” insurance program for a period of six (6) years after the Closing with respect to wrongful acts and/or omissions committed or allegedly committed by the Covered Persons at or prior to the Closing (such coverage shall have an aggregate coverage limit over the term of such policy in an amount at least equal to the annual aggregate coverage limit under Parent’s existing directors and officers liability policies, and in all other respects shall be comparable to such existing coverage).

(e) In the event the Acquired Companies or any of their successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then and in each such case, proper provision shall be made so that such continuing or surviving corporation or entity or transferee of such assets, as the case may be, shall assume all of the applicable obligations set forth in this Section 8.01.

Section 8.02 Employment Matters

(a) Prior to Closing, Seller shall from time to time provide to Purchaser, to the extent permitted by applicable Law, an updated Employee Census (but in no event shall an updated Employee Census be provided more than two (2) times prior to Closing as long as an updated Employee Census is provided reasonably close to the Closing Date allowing reasonably sufficient time for Purchaser to review), that includes the names of the employees that are primarily involved in the Business (which, for the avoidance of doubt, unless otherwise agreed upon by Seller and Purchaser, shall not include employees of Seller or any of its Subsidiaries or Affiliates that hold positions serving primarily executive or general and administrative functions that are not exclusive to the Business); provided that any Employee Census delivered to Purchaser pursuant to this Section 8.02(a) shall include the Acquired Company that employs such employee, location of employment (city and country), country through which such employee’s payroll is run, status as active or inactive (including layoff status), current annual/hourly rate of salary and target annual bonus/commission, accrued but unused sick and vacation leave or paid time off, whether such employee is a temporary employee, whether such employee is an expatriate, whether such employee is full time or part time, date of hire, length of service, job title, group and function, and business unit (provided that the foregoing information may be adjusted or deleted by Seller to the extent consistent with local Law requirements or practices or to the extent such information is inapplicable to employees in a jurisdiction). The Parties acknowledge and agree that Seller shall use commercially reasonable efforts to maintain the accuracy of the Employee Census, including as a result of employee terminations, transfers (within Seller or the Acquired Companies), new hires; provided that the Employee Census shall not be deemed inaccurate for purposes of this Agreement due to inadvertent errors or omissions of non-executive employees which do not, in the aggregate, exceed a de minimis amount, so long as Seller corrects such errors or omissions within a reasonable time after discovery thereof. Purchaser shall use commercially reasonable efforts to cause each employee of the Acquired Companies immediately prior to the Closing to continue in employment with Purchaser and its Affiliates (including the Acquired Companies) immediately following the Closing (such employees, the “Continuing Employees”). Following the Closing, Purchaser shall honor and perform in accordance with their terms all Plans, including without limitation, all employment, severance, bonus, transaction incentive and other compensation agreements. Prior to the Closing and no later than the deadline set forth in any Plan, the Company shall use commercially reasonable efforts to deliver any and all notices required under any Plan to the Continuing Employees with respect to the transactions contemplated by this Agreement.

(b) For a period of not less than eighteen (18) months after the Closing Date, Purchaser and its Affiliates shall provide, or shall cause the Acquired Companies to provide, to each Continuing Employee that remains in service to an Acquired Company, (i) a base salary or regular hourly wage, as applicable, and bonus opportunity that, when taken as a whole, and (ii) employee benefits (including health, welfare, retirement and severance benefits) that, when clauses (i) and (ii) are taken together, are substantially equivalent, in the aggregate, to those provided to such Continuing Employee as of the date of this Agreement; provided that, except as may be prohibited by applicable Law, the terms of any Plan or any contractual obligation of Purchaser or its Affiliates (including the Acquired Companies) to any Continuing Employee, Purchaser and its Affiliates may modify such compensation and benefits as appropriate to reflect any material adverse developments in or affecting the Business occurring after the date of this Agreement.

(c) Effective as of the Closing and thereafter, Purchaser and its Affiliates shall recognize, or shall cause the Acquired Companies to recognize, each Continuing Employee’s continuous employment or service with the Acquired Companies (including any current or former Affiliate of the Acquired Companies or any predecessor of the Acquired Companies) prior to the Closing for purposes of determining, as applicable, eligibility for participation and vesting of the Continuing Employee under all employee benefit plans maintained by the Acquired Companies, Purchaser or an Affiliate of Purchaser, including vacation plans or arrangements, 401(k) or other retirement plans and any severance or welfare plans, except to the extent such recognition would result in a duplication of benefits. For the avoidance of doubt, in respect of any Plan that provides for any “defined benefit” accruals and calculations, the service credit shall apply with respect to eligibility and not for purposes of benefit accrual calculations. In addition, and without limiting the generality of the foregoing, effective as of the Closing and thereafter, to the extent Purchaser is permitted by Law and the terms of the applicable benefit plan, Purchaser and its Affiliates shall, or shall cause the Acquired Companies to use reasonable best efforts to, (i) cause any pre-existing conditions or limitations, eligibility waiting periods, evidence of insurability requirements or required physical examinations under any health or similar plan of the Acquired Companies, Purchaser or an Affiliate of Purchaser to be waived with respect to Continuing Employees and their eligible dependents, except to the extent that any waiting period, exclusions or requirements still applied to such Continuing Employee under the comparable Plan in which such Continuing Employee participated immediately before the Closing, and (ii) to the extent applicable and comparable, fully credit each Continuing Employee with all deductible payments, co-payments and other out-of-pocket expenses incurred and paid by such Continuing Employee and his or her covered dependents under the medical, dental, pharmaceutical or vision benefit plans of the Acquired Companies or their Affiliates prior to the Closing during the plan year in which the Closing occurs for the purpose of determining the extent to which such Continuing Employee has satisfied the deductible, co-payments, or maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for such plan year under any medical, dental, pharmaceutical or vision benefit plan of the Acquired Companies, Purchaser or an Affiliate of Purchaser in which such Continuing Employees are eligible to participate in after the Closing, as if such amounts had been paid in accordance with such plan. The Seller and Acquired Companies shall ensure that, pursuant to Section 12.2 of the Caesar’s Entertainment Corporation Savings & Retirement Plan (the “Caesars 401(k) Plan”), the status of any Acquired Company as a Participating Employer in the Caesars 401(k) Plan under Section 12.1 of the Caesars 401(k) Plan will be automatically terminated upon the Closing as a result of such Acquired Company ceasing to be an Affiliate (as defined under Section 1.3 of the Caesars 401(k) Plan), and the Acquired Companies shall take all other steps necessary to terminate participation in the Caesars 401(k) Plan as of the Closing.

(d) Purchaser and Seller shall, and shall cause their respective Affiliates to, cooperate to take all steps, on a timely basis, as are required under applicable Law to notify or consult with employees, employee representatives, trade unions notices or works councils notices, information sharing or other similar obligations required in connection with the transactions contemplated by this Agreement and, to the extent permitted by applicable Law, provide the other party hereto with all information reasonably necessary for satisfaction of its notice, information sharing or other similar obligations to employees, employee representatives, trade unions or works councils.

(e) No provision of this Agreement shall (i) create any third-party beneficiary or other rights in any current or former employee, director or other service provider of the Company, or (ii) be construed as an amendment, waiver or creation of any Plan.

Section 8.03 Non-Competition and Non-Solicitation

(a) As a material inducement for Purchaser to enter into this Agreement, for a period of two (2) years following the Closing Date (the “Restricted Period”), Seller shall not, and shall cause its Affiliates, subject to applicable law, not to, directly or indirectly, in any capacity (including as agent, consultant, advisor, independent contractor, general partner, stockholder, investor, lender or guarantor of any corporation, partnership or other entity) participate or engage in the design, development, manufacture, production, marketing, sale or servicing of any product, or the provision of any service, that directly relates to the Business or render any services to any business engaged in the design, manufacture or sale of any product, or provision of any service, that directly relates to, the Business anywhere in the world.

(b) During the Restricted Period, Seller shall not, and shall cause its Affiliates not to, without the prior written consent of the Purchaser, hire, employ, solicit to employ,

solicit to terminate their employment, or solicit to provide services to Seller or any of its Affiliates, any Continuing Employee, other than any individuals who terminated their employment or service provider relationship with the Purchaser or one of its Affiliates at least six (6) months prior to any such solicitation or hiring; provided that this Section 8.03(b) shall not prohibit generalized searches by Seller or its Affiliates for employees through media advertisements or recruitment or employment firms that are not focused on or directed to any Continuing Employee.

(c) Each of the parties hereto agree that the duration and geographic scope of the non-compete and the non-solicitation provisions set forth in this Section 8.03 are reasonable. If any covenant in this Section 8.03 is held to be invalid, illegal or unenforceable by any court of competent jurisdiction or any other Governmental Authority, it is agreed and understood that such covenant will not be voided but rather will be construed to impose limitations upon the activities of Seller that are no greater than allowable under then applicable laws. In the event of a breach of any of the covenants set forth in this Section 8.03, Purchaser will be entitled to an injunction against Seller and any Subsidiary of Seller restraining such breach in addition to any other remedies provided by law or equity.

ARTICLE IX.

TAX MATTERS

Section 9.01 Tax Returns

(a) Seller shall prepare (or cause to be prepared) in a manner consistent with past practices (i) all Tax Returns of the Acquired Companies for all Tax periods ending on or before the Closing Date that are required to be filed after the Closing Date, and (ii) all Tax Returns of the Acquired Companies for all Straddle Periods, and Purchaser shall file (or cause to be filed) all such Tax Returns. At least twenty (20) days prior to the due date for filing any such Tax Return, Seller shall submit a copy of such Tax Return to Purchaser for Purchaser’s review and comment and shall make all reasonable revisions to such Tax Returns requested by Purchaser.

(b) Neither Purchaser nor any of its Affiliates (including after Closing, the Acquired Companies) shall, without prior written consent by Seller, (i) amend (or cause to be amended) any Tax Return of the Company for any Pre-Closing Tax Period, (ii) make (or cause to be made) any Tax election that has retroactive effect to any Pre-Closing Tax Period (or make (or cause to be made) any election under Section 338 of the Code (or any similar provision under state, local or foreign Law) with respect to the acquisition of the Acquired Companies pursuant to this Agreement), (iii) initiate (or cause to be initiated) any voluntary disclosure or similar process with respect to the Company for a Pre-Closing Tax Period, (iv) extend or waive (or cause to be extended or waived) any statute of limitations or other period for the assessment of any Tax or deficiency related to a Pre-Closing Tax Period, or (v) take any action that could reasonably be expected to increase any Tax liability of Seller or any of their Affiliates, including for this purpose the Acquired Companies, in respect of any Pre-Closing Tax Period, in each case without the prior written consent of Seller, which consent shall not be unreasonably withheld.

Section 9.02 Cooperation on Tax Matters

Purchaser, the Company and Seller shall cooperate fully, as and to the extent reasonably requested by the other parties, in connection with the filing of Tax Returns pursuant to this Agreement and in connection with any Tax Contest. Such cooperation shall include the retention and (upon the other parties’ request) the provision of records and information which are reasonably relevant to any such matter and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Purchaser and the Acquired Companies shall retain all books and records with respect to Taxes for a period of at least seven (7) years following the Closing Date. At the end of such period, Purchaser shall provide Seller with at least ten (10) days prior written notice before transferring, destroying or discarding any such books and records, during which time Seller can elect to take possession, at its own expense, of such books and records.

Section 9.03 Contest Provisions

If, subsequent to the Closing, Purchaser, the Company or any Affiliate thereof receives notice of a Tax Contest with respect to any Tax Return for a Pre-Closing Tax Period or a Straddle Period, then within fifteen (15) days after receipt of such notice, Purchaser shall notify Seller of such notice. Seller shall have the right to control the conduct and resolution of any Tax Contest for which Seller is or could reasonably be expected to be required to indemnify a Purchaser Indemnified Party pursuant to Section 10.02(a); provided that Seller shall keep Purchaser reasonably informed of the progress of such Tax Contest and shall not effect any settlement or compromise of such Tax Contest without obtaining Purchaser’s prior written consent thereto, which shall not be unreasonably withheld. In the event of any conflict or overlap between the provisions of this Section 9.03 and Section 10.05, the provisions of this Section 9.03 shall control.

Section 9.04 Transfer Taxes

All transfer, stamp, documentary, sales, use, registration, value-added and other similar Taxes (including all applicable real estate transfer Taxes) incurred in connection with this Agreement and the transactions contemplated hereby (“Transfer Taxes”) shall be borne equally by Purchaser and Seller. Purchaser hereby agrees to file in a timely manner all necessary documents (including all Tax Returns) with respect to all such amounts for which Purchaser is so liable. Purchaser shall provide Seller with evidence satisfactory to Seller that such Transfer Taxes have been paid by Purchaser.

Section 9.05 FIRPTA

The Company shall deliver to Purchaser at the Closing all necessary forms and certificates complying with applicable Law, duly executed and acknowledged, certifying that the transactions contemplated hereby are exempt from withholding under Section 1445 of the Code.

Section 9.06 Straddle Period

To the extent it is necessary for purposes of this Agreement to determine the allocation of Taxes among a Straddle Period, Taxes of the Acquired Companies based on or measured by income, gross or net sales, or payments or receipts shall be allocated between the Pre-Closing Tax Period and the Post-Closing Tax Period based on an interim closing of the books as of the close of business on the Closing Date, and any other Taxes of the Acquired Companies shall be allocated between the Pre-Closing Tax Period and the Post-Closing Tax Period on a per diem basis.

Section 9.07 Tax Refunds

Seller shall be entitled to the amount of any refund or credit of Taxes of the Acquired Companies with respect to a Pre-Closing Tax Period (to the extent such Taxes were paid by the Acquired Companies prior to the Closing or by Seller pursuant to Section 10.02(a) after the Closing) which refund or credit paid or credited to the account of Purchaser or its Subsidiaries (including the Acquired Companies) after the Closing (including, for the avoidance of doubt, the Israeli Tax Refunds), net of any cost to Purchaser and its Subsidiaries attributable to the obtaining and receipt of such refund or credit, except to the extent such refund or credit arises as the result of a carryback or other utilization of a net operating loss or similar Tax attribute of Acquired Companies arising in a Post-Closing Tax Period (including the portion of the Straddle Period beginning after the Closing Date) (excluding, for the avoidance of doubt, any net operating loss attributable to any Transaction Tax Deductions) to offset income in a Pre-Closing Tax Period (including the portion of the Straddle Period ending on the Closing Date). Purchaser shall pay, or cause to be paid, to Seller any amount to which Seller is entitled pursuant to the prior sentence within five (5) days of the receipt or recognition of the applicable refund or credit by Purchaser or its Subsidiaries. To the extent requested by Seller, Purchaser will reasonably cooperate with Seller in obtaining such refund or credit, including through the filing of amended Tax Returns for periods ending before or on the Closing Date or refund claims.

Section 9.08 Hypothetical Closing of the Books; Transaction Tax Benefits

Notwithstanding anything herein to the contrary, in each case where the parties are required pursuant to this Agreement to determine the amount of any Tax liability, Tax refund or Tax credit relating to a Pre-Closing Tax Period (including the pre-Closing portion of any Straddle Period) or to the Restructuring, the parties shall determine such Tax liability, Tax refund or Tax credit based on a hypothetical interim closing of the books as of the close of business on the Closing Date. Seller and Purchaser agree that all Transaction Tax Deductions shall be treated as deductible by the applicable Acquired Company in a Pre-Closing Tax Period, and the parties agree to prepare Tax Returns in this manner to the extent permitted under applicable Law.

ARTICLE X.

INDEMNIFICATION

Section 10.01 Survival of Representations and Warranties

The representations and warranties of the parties hereto contained in this Agreement or any certificate given in connection herewith shall survive the Closing for a period of twelve (12) months (the “Survival Period” ); provided that the representations and warranties made in Sections 3.01 (Organization, Authority and Qualification of Seller), 3.02 (Ownership of Shares), 3.05 (Brokers), 4.01 (Capitalization) (other than Section 4.01(b)(ii)), 4.02 (Organization, Authority and Qualification of the Acquired Companies), 4.20 (Brokers), 5.01 (Organization and Authority of Purchaser), and 5.08 (Brokers) (each, a “Fundamental Representation”), shall survive the Closing for a period of three (3) years and the representations in Section 4.15 (Taxes) shall survive the Closing until sixty (60) days following the expiration of the applicable statute of limitations; provided, further, that any claim made with reasonable specificity by the party seeking to be indemnified within the time periods set forth in this Section 10.01 shall survive until such claim is finally and fully resolved. Each of Purchaser and Seller shall be entitled to bring a claim hereunder in respect of the covenants of the parties hereto contained in this Agreement to be performed in full prior to the Closing at any time until the six (6) month anniversary of the Closing Date. The covenants of the parties hereto contained in this Agreement to be performed in whole or in part after the Closing shall survive the Closing until sixty (60) days after such covenants are performed in full.

Section 10.02 Indemnification by Seller and Guarantors

(a) Subject to Section 10.04, from and after the Closing Date, Seller and Guarantors shall jointly and severally indemnify and hold harmless Purchaser and its Affiliates, and their respective officers, directors, employees, agents, successors and assigns (each, a “Purchaser Indemnified Party”) for and against all Losses, arising out of or resulting from: (i) any failure of any representation or warranty made by Seller contained in Article III, Article IV or any certificate given in connection herewith to be true and correct as of the date of this Agreement or as of the Closing Date (except in the case of representations and warranties that by their terms speak as of a specified date or dates, which representations and warranties shall be true and correct as of such specified date or dates); (ii) any breach of any covenant or agreement contained in this Agreement requiring performance by Seller or the Company; (iii) (A) any Taxes of the Acquired Companies with respect to any Pre-Closing Tax Period (including a portion of the Straddle Period ending on the Closing Date) (even if Purchaser decides to enter into a voluntary disclosure agreement, subject to Section 9.01(b), with a state for pre-closing Liabilities relating to the taxability of the business of Acquired Companies), (B) any Taxes of any Person imposed on the Acquired Companies pursuant to Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by Contract or otherwise and (C) any Taxes or other Liabilities of the Acquired Companies arising as a result of the Restructuring; (iv) the Excluded Assets and the operation of the remaining businesses of Seller following the Closing; (v) any Liabilities of Seller or any Affiliate or Subsidiary of Seller other than the Acquired Companies; (vi) any WSOP Claims or other Actions resulting from or relating to the bankruptcy, restructuring or other similar proceedings of any of Seller’s Affiliates, (vii) any Liability in respect of Seller Options, Seller RSUs and Seller Warrants in excess of the amount to be paid to the Designated Payor pursuant to Section 2.07 and (viii) any Liability arising in connection with any suit, claim or proceeding brought by any current or former stockholders of the Acquired Companies, and any Liability arising pursuant to any right to indemnification or expense reimbursement on the part of any person as a result of any such suit, claim or proceeding.

(b) With respect to any claims by any Purchaser Indemnified Party pursuant to Section 10.02(a), such claims shall be paid solely from the Escrow Account; provided that the limitation in the foregoing clause shall not apply to (i) claims arising out of or resulting from the breach of any Fundamental Representation or any representation or warranty made in Section 4.15 (Taxes), (ii) claims arising out of or resulting from the matters described in clauses (ii)-(viii) of Section 10.02(a) or (iii) claims arising out of or resulting from fraud, which claims, in each case other than claims arising out of or resulting from the matters described in Section 10.02(a)(vi), shall be paid from first, (A) the Escrow Account to the extent of any funds then remaining and second, (B) by Seller and/or Guarantors. Claims arising out of or resulting from the matters described in Section 10.02(a)(vi) shall be paid from first, (A) the Maintenance Funds to the extent of any funds then remaining and second, (B) by Seller and/or Guarantors. Notwithstanding anything to the contrary contained herein, in no event shall Seller or Guarantors be obligated to make any payment pursuant to Section 10.02(a) in excess of the Adjusted Purchase Price.

Section 10.03 Indemnification by Purchaser

Subject to Section 10.04, from and after the Closing Date, Purchaser shall indemnify and hold harmless Seller and its Affiliates, and their respective officers, directors, employees, agents, successors and assigns (each, a “Seller Indemnified Party”) for and against any and all Losses, arising out of or resulting from: (a) any failure of any representation or warranty made by Purchaser contained in this Agreement or any certificate given in connection herewith, (b) any breach of any covenant or agreement contained in this Agreement requiring performance by Purchaser (or by the Acquired Companies after the Closing), (c) the operation of the Business of the Acquired Companies after the Closing, and (d) except to the extent subject to indemnification under pursuant to Section 10.02(a), any Liabilities of Purchaser or any Affiliate or Subsidiary of Purchaser including following the Closing relating to the Acquired Companies. Notwithstanding anything to the contrary contained herein, in no event shall Purchaser be obligated to make any payment pursuant to Section 10.03 in excess of the Adjusted Purchase Price.

Section 10.04 Limits on Indemnification

(a) Notwithstanding anything to the contrary contained in this Agreement: (i) an Indemnifying Party shall not be liable for any claim for indemnification pursuant to clause (i) of Section 10.02(a) unless and until the aggregate amount of indemnifiable Losses which may be recovered from the Indemnifying Party exceeds an amount equal to one-half percent (0.5%) of the Purchase Price (the “Threshold”), after which the Indemnifying Party shall be liable for all such Losses (including the amount of the Threshold), subject to the other limitations set forth herein (including Section 10.02(b));

(ii) the maximum amount of indemnifiable Losses which may be recovered from an Indemnifying Party pursuant to clause (i) of Section 10.02(a) shall be an amount equal to the amount in the Escrow Account; and (iii) an Indemnifying Party shall not be liable for any individual claim or series of related individual claims for indemnification pursuant to clause (i) of Section 10.02(a) unless the amount of indemnifiable Losses which may be recovered from the Indemnifying Party for each individual claim or series of related individual claims exceeds $100,000 (the “Per Claim Minimum”), after which the Indemnifying Party shall be liable only for those Losses in excess of the Per Claim Minimum, subject to the other limitations set forth herein; provided that the foregoing limitation shall not apply to the breach of any Fundamental Representation, representation or warranty made in Section 4.15 (Taxes), or to any claims arising out of or resulting from fraud, willful breach or intentional misrepresentation.

(b) Notwithstanding anything to the contrary in this Agreement, no Purchaser Indemnified Party shall be entitled to indemnification pursuant to Section 10.02 for any Losses to the extent such Losses relate to Taxes arising in a Post-Closing Tax Period unless such Taxes are attributable to the Restructuring.

(c) Notwithstanding anything to the contrary in this Agreement, no Purchaser Indemnified Party shall be entitled to indemnification pursuant to Section 10.02 for any Losses resulting from, or relating or attributable to, any Tax attribute of the Acquired Companies, including any net operating or capital loss carryforward, tax credit carryforward, asset basis or depreciation period, or any Tax attribute which may be affected in any way by the acquisition of control under applicable Law, or the determination that any such Tax attribute is subject to any limitation on its use under applicable Law.

Section 10.05 Notice of Loss; Third Party Claims

(a) An Indemnified Party shall give the Indemnifying Party prompt notice of any matter which an Indemnified Party has determined has given or could reasonably give rise to a claim for indemnification under this Agreement describing in reasonable detail the facts and circumstances with respect to such claim, stating the amount of the Loss, if known, and method of computation thereof, and containing a reference to the provisions of this Agreement in respect of which such right of indemnification is claimed or arises (such notice a “Claim Notice”). With respect to a breach of any representation or warranty, the Claim Notice must be received on or prior to the date on which the representation or warranty on which such claim is based ceases to survive as set forth in Section 10.01, irrespective of whether the subject matter of such claim or Action shall have occurred before or after such date.

(b) If the Indemnifying Party disagrees with any claim or calculation of Losses set forth in a Claim Notice, the Indemnifying Party shall notify the Indemnified Party of such disagreement in writing within thirty (30) days after the receipt of such Claim Notice, which notice shall set forth in reasonable detail the particulars of such disagreement (such notice, an “Objection Notice”). In the event that the Indemnifying Party does not provide an Objection Notice within such thirty (30) day period, the Indemnifying Party shall be deemed to have accepted the Claim Notice delivered by the

Indemnified Party, which shall be final, binding and conclusive for all purposes hereunder. In the event that any such Objection Notice is timely provided within such thirty (30) day period by the Indemnifying Party, the Indemnifying Party and the Indemnified Party shall negotiate in good faith for a period of thirty (30) days (or such longer period as they may mutually agree) to resolve any disagreements with respect to the claims set forth in the applicable Claim Notice. If, at the end of such period, the Indemnifying Party and the Indemnified Party are unable to resolve such disagreements, then either the Indemnifying Party or the Indemnified Party may bring suit in accordance with Section 12.12 to resolve such disagreements.

(c) If the matter described in a Claim Notice is a claim brought by a third party (a “Third Party Claim”), the Indemnifying Party shall be entitled to assume and control the defense of such Third Party Claim at its expense and through counsel of its choice if it gives notice of its intention to do so to the Indemnified Party within thirty (30) days of the receipt of such notice from the Indemnified Party; provided that the Indemnifying Party shall not be so entitled to assume such defense if (i) the Third Party Claim relates to or arises in connection with any criminal proceeding, (ii) the Third Party Claim seeks an injunction or equitable relief against an Indemnified Party, (iii) the Indemnified Party has been advised by counsel that a conflict of interest between the Indemnifying Party and the Indemnified Party exists as a result of the control of such defense by the Indemnifying Party, (iv) if the amount of damages sought in a Third Party Claim exceed the amount remaining then in the Escrow Account, but only if such claim would otherwise be paid from the Escrow Account pursuant to the terms of this Agreement, or (v) the Indemnifying Party shall not have irrevocably and unconditionally agreed to indemnify the Indemnified Party with respect to such damages. If the Indemnifying Party elects to undertake any such defense against a Third Party Claim, the Indemnified Party may participate in such defense at its own expense (provided that any expenses (including reasonable and documented attorneys’ fees) incurred by Purchaser or its Affiliates in connection with their participation in any defense relating to a Third Party Claim related to or arising in connection with a matter described in clause (vi) of Section 10.02(a) shall be deemed a Loss for which Purchaser shall be entitled to indemnity pursuant to Section 10.02), and shall have the right receive copies of all pleadings and other material documents related to such Third Party Claim. If the Indemnifying Party does not elect to undertake any such defense against a Third Party Claim (or is not entitled to do so pursuant to this Section 10.05), then the Indemnified Party may assume such defense, and any expenses (including reasonable and documented attorneys’ fees) incurred by Purchaser or its Affiliates in connection with such defense shall be deemed a Loss for which Purchaser shall be entitled to indemnity pursuant to Section 10.02, and the Indemnifying Party may participate in such defense at its own expense, and shall have the right receive copies of all pleadings and other material documents related to such Third Party Claim. The Indemnified Party shall cooperate with the Indemnifying Party in such defense and make available to the Indemnifying Party, at the Indemnifying Party’s expense, all witnesses, pertinent records, materials and information in the Indemnified Party’s possession or under the Indemnified Party’s control relating thereto as is reasonably required by the Indemnifying Party. If the Indemnifying Party elects to direct the defense of any such claim or proceeding, the Indemnifying Party shall not settle, pay, or permit to be paid, any part of such Third Party Claim unless the Indemnified Party consents in writing to such payment. If the Indemnifying Party does not elect to undertake any such defense against a Third Party Claim (or is not entitled to do so pursuant to this Section 10.05), the Indemnified Party shall not be entitled to indemnification hereunder with respect to any settlement of any part of such Third Party Claim unless the Indemnifying Party consents in writing to such settlement (which consent shall not be unreasonably withheld, conditioned or delayed).

Section 10.06 Exclusive Remedies

Purchaser and Seller acknowledge and agree that, following the Closing, the indemnification provisions of this Article X shall be the sole and exclusive remedies of the Company, Purchaser and Seller with respect to the subject matter of this Agreement and the transactions contemplated hereby (including any Losses from claims for breach of contract, warranty, tortuous conduct (including negligence) or otherwise and whether predicated on common law, statue, strict liability, or otherwise); provided that this provision shall not limit any remedies available to Seller or Purchaser in respect of a breach of any covenant to be performed after the Closing or for claims (a) seeking specific performance or any other equitable remedy or (b) arising out of or resulting from fraud, willful breach or intentional misrepresentation.

Section 10.07 Manner of Payment

Any indemnification payments to be made by Seller or Guarantors pursuant to Section 10.02 or Purchaser pursuant to Section 10.03, as the case may be, shall be effected by wire transfer of immediately available funds to the account or accounts designated by the Indemnified Party within three (3) Business Days after the final determination thereof. With respect to any indemnification payments to be made from the Escrow Account, Seller and Purchaser shall instruct the Escrow Agent to make such payments by wire transfer of immediately available funds to the account or accounts designated by the Indemnified Party within three (3) Business Days after the final determination thereof. For purposes of this Article X, with respect to any claim for which an Indemnified Party is seeking indemnification hereunder and is incurring ongoing Losses (including attorneys’ fees) in defending such claims, the Indemnified Party may deliver periodic statements to Seller or Guarantors identifying such Losses and payments in respect thereof shall be made in accordance with this Section 10.07 prior to the final determination of the subject claim.

Section 10.08 Treatment of Indemnity Payments

Any indemnity payments made by an Indemnifying Party pursuant to this Article X shall be treated as an adjustment to the Purchase Price for federal, state and local Income Tax purposes.

Section 10.09 Materiality

For the purpose of determining the amount of Losses (but not the existence of an underlying inaccuracy, misrepresentation, default or breach) pursuant to this Article X, any “materiality” or “Material Adverse Effect” qualifiers or words of similar import contained in such representation or warranty shall in each case be disregarded and without effect.

Section 10.10 Release of Escrow Account

Within three (3) Business Days following the end of the Survival Period (the “Release Date”), the Seller and Purchaser will instruct the Escrow Agent to distribute to Seller (or, prior to a Bankruptcy Release Event, Seller and Purchaser will instruct the Escrow Agent to deposit into the Maintenance Account) the remaining contents of the Escrow Account, less an amount equal to the aggregate value of all claims for Losses described in any Claim Notice delivered by a Purchaser Indemnified Party on or prior to the last day of the Survival Period in accordance with this Article X, which portion shall remain in the Escrow Account until such claims have been resolved or satisfied. Any such portion of the Escrow Account held following the Release Date with respect to pending but unresolved claims for indemnification that is not awarded to a Purchaser Indemnified Party upon the resolution of such claims shall be distributed to Seller within three (3) Business Days following resolution of such claims.

ARTICLE XI.

TERMINATION, AMENDMENT AND WAIVER

Section 11.01 Termination

This Agreement may be terminated and the transactions contemplated hereby abandoned:

(a) By mutual written consent of Purchaser and Seller at any time prior to the Closing.

(b) By either Purchaser or Seller, by written notice to the other party, if (i) the Closing has not occurred on or before the Outside Date, other than as a result of a breach of a representation, warranty, covenant or agreement on the part of the notifying party that prevents the satisfaction of any of the conditions to the other party’s obligations set forth in Article VII or (ii) any Government Consent required for consummation of the transactions contemplated hereby is denied by or in a final order or other final action issued or taken by the appropriate Governmental Authority.

(c) By either Purchaser or Seller, by written notice to the other party, if consummation of any of the transactions contemplated hereby is enjoined, prohibited or otherwise restrained by the terms of a final, non-appealable Governmental Order or judgment of a court of competent jurisdiction.

(d) Prior to the Closing, by written notice to Seller from Purchaser, if there is any material breach of any representation, warranty, covenant or agreement on the part of the Company or Seller set forth in this Agreement, or if a representation or warranty of Seller shall be untrue in any material respect, in either case, such that a condition specified in Section 7.03 hereof would not be satisfied at the Closing, (a “Terminating Seller Breach”) except that, if such Terminating Seller Breach is curable by the breaching party through the exercise of its reasonable best efforts, then, for a period lasting until the earlier of the Outside Date and the date that is thirty (30) days following notification by Purchaser of such breach or inaccuracy, but only as long as the breaching party continues to use its reasonable best efforts to cure such breach (the “Seller Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Seller Breach is not cured prior to the Seller Cure Period.

(e) Prior to the Closing, by written notice from Seller to Purchaser, if there is any material breach of any representation, warranty, covenant or agreement on the part of Purchaser set forth in this Agreement, or if a representation or warranty of Purchaser shall be untrue in any material respect, in either case, such that a condition specified in Section 7.02 hereof would not be satisfied at the Closing (a “Terminating Purchaser Breach”), except that, if such Terminating Purchaser Breach is curable by Purchaser through the exercise of its reasonable best efforts, then, for a period lasting until the earlier of the Outside Date and the date that is thirty (30) days following notification by Seller of such breach or inaccuracy, but only as long as Purchaser continues to exercise such reasonable best efforts to cure such Terminating Purchaser Breach (the “Purchaser Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Purchaser Breach is not cured within the Purchaser Cure Period.

Section 11.02 Automatic Termination

This Agreement shall terminate automatically without any further action by Seller or Purchaser, if the Additional Deposit is not deposited with the Escrow Agent by the Additional Deposit Deadline.

Section 11.03 Effect of Termination

In the event of termination and abandonment of this Agreement pursuant to Section 11.01 or Section 11.02, this Agreement shall forthwith become void and have no effect, without any Liability on the part of any party hereto or its respective Affiliates, officers, directors or stockholders, other than the Liability of Purchaser, the Company or Seller, as the case may be, for any intentional and willful breach of this Agreement occurring prior to such termination. Upon the termination of this Agreement pursuant to this Article XI, the Deposit, together with interest earned thereon, shall be immediately paid to Purchaser; provided that (I) in the event this Agreement is terminated pursuant to Section 11.02, the Initial Deposit shall be paid to Seller immediately following such termination and (II) in the event that (a) all of the conditions to the Closing set forth in Section 7.01(a), Section 7.01(b) and Section 7.03 have been satisfied (except such conditions which are contemplated to occur at the Closing; provided that such conditions would be capable of being satisfied if the Closing were to occur at the time of such termination; provided, further, that solely for purposes of this Section 11.03, any such conditions shall be deemed to have been met if failure to meet such condition is primarily a result of Purchaser’s failure to fulfill any obligation under this Agreement, has been the primary cause of such failure, or Purchaser is in breach of any representation, warranty, covenant or other agreement so as to prevent any such condition from being satisfied) and (b) (x) Purchaser or Seller terminates this Agreement pursuant to Section 11.01(b), (y) Purchaser or Seller terminates this Agreement pursuant to Section 11.01(c) (at a time when Seller would be entitled to terminate this Agreement pursuant to Section 11.01(e)) or (z) Seller terminates this Agreement pursuant to Section 11.01(e) (provided that solely for purposes of this Section 11.03, all references in Section 11.01(e) to thirty (30) days shall be deemed to be to sixty (60) days), the Deposit, together with any interest earned thereon, shall be paid to Seller immediately following such termination. The provisions of Section 6.02(b) and this Article XI shall survive the termination of this Agreement.

ARTICLE XII.

GENERAL PROVISIONS

Section 12.01 Expenses

Except as otherwise specified in this Agreement, whether the transactions contemplated by this Agreement are consummated or not, the Purchaser and the Company, respectively, shall be solely responsible for all costs and expenses incurred by it in connection with the negotiation, preparation and performance of and compliance with the terms of this Agreement. All governmental fees and charges applicable to any requests for Government Consents, including any filing fees related to the HSR Act, any other Antitrust Laws and all fees and charges (not including any Taxes on or measured by income) applicable to the transfer of the Shares under this Agreement (but not, for the avoidance of doubt, the Restructuring) shall be the sole responsibility of Purchaser.

Section 12.02 Notices

All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given or made as follows: (a) if sent by registered or certified mail in the United States return receipt requested, upon receipt; (b) if sent by nationally recognized overnight air courier, one (1) Business Day after mailing; (c) if sent by facsimile transmission, which a copy mailed on the same day in the manner provided in clauses (a) or (b) of this Section 12.02, when transmitted and receipt is confirmed by telephone and (d) if otherwise actually personally delivered, when delivered; provided that such notices, requests, claims, demands and other communications are delivered to the respective parties hereto at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 12.02):

(a) if to Seller, or if prior to the Closing, to the Company:

Caesars Interactive Entertainment, Inc.

One Caesars Palace Drive

Las Vegas, Nevada 89109

Facsimile: ****

Attention: General Counsel

with a copy to (which shall not constitute notice):

Latham & Watkins LLP

650 Town Center Drive, 20th Floor

Costa Mesa, CA 92626

Facsimile: (714) 755-8290

Attention: Charles Ruck, Raymond Y. Lin and Michael Treska

(b) if to Purchaser or, if after the Closing, to the Company:

Alpha Frontier Limited

12F 3rd Building,

700 Yishan Road XuHui District,

Shanghai, PRC 200233

Facsimile: ****

Attention: Director

with a copy to (which shall not constitute notice):

Fenwick and West LLP

Silicon Valley Center

801 California Street

Mountain View, CA 94041

Facsimile: (650) 938-5200

Attention: Mark C. Stevens, David K. Michaels and Ken S. Myers

and

Curtis, Mallet-Prevost, Colt & Mosle LLP

101 Park Avenue

35th Floor

New York, NY 10178

Facsimile: (212) 697-1559

Attention: Steven J. Reisman and Theresa A. Foudy

Section 12.03 Public Announcements

No party to this Agreement shall make, or cause to be made, any press release or public announcement in respect of this Agreement or the transactions contemplated by this Agreement or otherwise communicate with any news media without the prior written consent of the other parties unless otherwise required by Law or applicable stock exchange regulation, and the parties to this Agreement shall cooperate as to the timing and contents of any such press release, public announcement or communication.

Section 12.04 Severability

If any term or other provision of this Agreement is deemed by any court to be violative of Law or public policy and therefore invalid, illegal or incapable of being enforced, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect for so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to either party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated by this Agreement are consummated as originally contemplated to the greatest extent possible.

Section 12.05 Entire Agreement

This Agreement, the Escrow Agreements and the Non-Disclosure Agreement constitute the entire agreement of the parties hereto with respect to the subject matter hereof and thereof and supersede all prior agreements and undertakings, both written and oral, between the Company, Seller and Purchaser with respect to the subject matter hereof and thereof.

Section 12.06 Assignment

This Agreement shall be binding upon and inure to the benefit of the parties to this Agreement and their respective successors, assigns, heirs, executors and administrators; provided that no party to this Agreement may assign its rights or delegate any or all of its obligations under this Agreement without the express prior written consent of each of the other parties to this Agreement (which consent may be granted or withheld in such parties’ sole discretion).

Section 12.07 Amendment

This Agreement may not be amended or modified except (a) by an instrument in writing signed by, or on behalf of, each party hereto, or (b) by a waiver in accordance with Section 12.08.

Section 12.08 Waiver

The parties to this Agreement may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties of the other parties contained herein or in any document delivered by the other parties pursuant hereto, or (c) waive compliance with any of the agreements of the other parties or conditions to such parties’ obligations contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party to be bound thereby. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition of this Agreement. The failure of any party hereto to assert any of its rights hereunder shall not constitute a waiver of any of such rights.

Section 12.09 No Third Party Beneficiaries

This Agreement shall be binding upon and inure solely to the benefit of the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied (including the provisions of Article X relating to indemnified parties), is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever, including any rights of employment for any specified period, under or by reason of this Agreement.

Section 12.10 Neutral Construction

The parties agree that this Agreement was negotiated at arms-length and that the final terms hereof are the product of the parties’ negotiations. This Agreement shall be deemed to have been jointly and equally drafted by the Company, Seller and Purchaser, and the provisions hereof should not be construed against a party on the grounds that the party drafted or was more responsible for drafting the provision.

Section 12.11 Currency

Unless otherwise specified in this Agreement, all references to currency, monetary values and dollars set forth herein shall mean United States (U.S.) dollars and all payments hereunder shall be made in United States dollars.

Section 12.12 Governing Law

This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware. All Actions arising out of or relating to this Agreement shall be heard and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware; provided that if the Delaware Court of Chancery declines to accept jurisdiction over a particular action or proceeding, any state or federal court within the State of Delaware. Consistent with the preceding sentence, the parties hereto hereby (a) submit to the exclusive jurisdiction of the aforesaid courts for the purpose of any Action arising out of or relating to this Agreement brought by any party hereto, and (b) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the aforesaid courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the transactions contemplated by this Agreement may not be enforced in or by any of the aforesaid courts.

Section 12.13 Waiver of Jury Trial

EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH OF THE PARTIES HERETO HEREBY (I) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTIES HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (II) ACKNOWLEDGES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 12.13.

Section 12.14 Specific Performance

The parties hereto agree that irreparable damage would occur in the event any of the provisions of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity. In particular, the parties acknowledge that the Business, operations and reputations of the Company and Seller would be irreparably harmed in the event of a breach and recognize and affirm that in the event any party breaches this Agreement money damages would be inadequate and the other parties would have no adequate remedy at law, so that the non-breaching parties shall have the right, in addition to any other rights and remedies existing in their favor, to enforce their rights and the breaching party’s obligations hereunder not only by action for damages but also by action for specific performance, injunctive, and/or other equitable relief.

Section 12.15 Counterparts

This Agreement may be executed and delivered (including by facsimile transmission or electronic mail in portable document format) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, this Agreement has been signed by or on behalf of each of the parties as of the day first above written.

PURCHASER:

ALPHA FRONTIER LIMITED

By:	/s/ Ting Chen
Name:	Ting Chen
Title:	Director

[Signature Page to Stock Purchase Agreement]

IN WITNESS WHEREOF, this Agreement has been signed by or on behalf of each of the parties as of the day first above written.

SELLER:

CAESARS INTERACTIVE ENTERTAINMENT, INC.

By:	/s/ Mitch Garber
Name:	Mitch Garber
Title:	CEO

[Signature Page to Stock Purchase Agreement]

IN WITNESS WHEREOF, this Agreement has been signed by or on behalf of each of the parties as of the day first above written.

Solely for purposes of Article X
GUARANTORS:

CAESARS GROWTH PARTNERS, LLC

By:	Caesars Acquisition Company, its managing member

	By:	/s/ Mitch Garber
	Name:	Mitch Garber
	Title:	President and Chief Executive Officer

CIE GROWTH, LLC

By:	Caesars Growth Partners, LLC, its sole member

	By:	Caesars Acquisition Company, its managing member

	By:	/s/ Mitch Garber
	Name:	Mitch Garber
	Title:	President and Chief Executive Officer

[Signature Page to Stock Purchase Agreement]